Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations 2007 (as amended) or the Investment Intermediaries Act 1995 as appropriate, if you are in Ireland or who is authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in an Overseas Territory.

If you sell or have sold or otherwise transferred all of your Elan Shares, please forward this document to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee as soon as possible. If you sell or have sold or otherwise transferred only part of your holding of Elan Shares, you should retain this document and consult the bank, stockbroker or other agent through whom the sale or transfer was effected as to the action you should take.

The distribution of this document in or into jurisdictions other than Ireland, the United Kingdom or the United States may be restricted by law and, therefore, persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of the relevant jurisdiction. The Prothena Shares will not be listed in Ireland but will be listed on the NASDAQ Global Market.

Your attention is drawn in particular to Part 2 of this document which sets out and describes certain risk factors that you should carefully consider when deciding whether or not to vote in favour of the Resolution to be proposed at the Extraordinary General Meeting to be held on 12 December, 2012. Investors should read the whole of this document.

Unless otherwise stated, defined terms in this document have the meanings given to them in the section entitled “Definitions”.

Elan Corporation, plc

(Incorporated and registered in Ireland under the Companies Acts 1963 to 2012 with registered number 30356)

Proposed Demerger of the Prothena Business to Prothena Corporation plc

and

Notice of Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of Elan on pages 5 to 14 of this document, which contains the recommendation of the Board to Shareholders to vote in favour of the Resolution described herein. You should read this document in its entirety and consider whether to vote in favour of the Resolution in light of the information contained in this document.

Notice of an Extraordinary General Meeting of Elan, to be held at 10:00 a.m. on 12 December, 2012 at the Davenport Hotel, 8/10 Merrion Street Lower, Dublin 2, Ireland is set out at the end of this document. Shareholders will find enclosed a Form of Proxy for use at the Extraordinary General Meeting. Shareholders are requested to complete and return the Form of Proxy whether or not they intend to be present at the meeting. To be valid, Forms of Proxy should be completed and signed in accordance with the instructions printed thereon and returned by post or by hand so as to reach the Registrars, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, as soon as possible and, in any event, by no later than 10:00 a.m. on 10 December, 2012. Return of a Form of Proxy will not preclude a Shareholder from attending and voting at the meeting. Holders of American Depositary Shares wishing to appoint a proxy, should complete and sign the Form of Proxy and return it to the Company’s ADR Depositary, Citibank N.A., P.O. Box 43099, Providence, Rhode Island 02940-5000, United States, as soon as possible, but in any event so as to be received no later than 8:00 a.m. (New York Time) on 7 December, 2012.

IMPORTANT INFORMATION: Elan, at this time, is not offering to the public any Elan Shares, or any other securities in connection with the Demerger. Prothena, at this time and/or in connection with the Demerger is not offering to the public any Prothena Shares or any other securities in connection with the Demerger. This document does not constitute an offer to sell, or the solicitation of an offer to subscribe for, or buy, Elan Shares, Prothena Shares or any other securities in any jurisdiction. This document is not a prospectus, nor is it a document containing information regarded by the Central Bank of Ireland as being equivalent to that of a prospectus. This document should not be relied upon in relation to any decision to be made by Elan Shareholders with respect to the Prothena Shares which they will receive as part of the Demerger. This document is intended only to provide Elan Shareholders with sufficient information so as to enable them to make an informed decision as to the manner in which to exercise their voting rights in respect of the Resolution proposed for consideration at the Extraordinary General Meeting.

The Company has a secondary listing on the Irish Stock Exchange. For this reason, the Company is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange including the requirement that certain transactions require the approval of shareholders. For further information, Shareholders should consult their own financial adviser. The secondary listing of Elan on the Irish Stock Exchange will not be affected by the Demerger. The contents of this document have not been, and are not required to be, approved by the Irish Stock Exchange.

Forward looking statements and the risks associated with them

This document includes statements that are, or may be deemed to be, “forward-looking statements”. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “anticipates”, “targets”, “aims”, “continues”, “expects”, “intends”, “may”, “will”, “would” or “should” or, in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the Elan Group’s intentions, beliefs or current expectations concerning, among other things, the Elan Group’s or the Prothena Group’s results of operations, financial condition, liquidity, prospects, growth strategies and the markets in which the Elan Group or the Prothena Group operates.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements, including, but without limitation: conditions in the markets, the market position of the Elan Group or the Prothena Group, the respective earnings, cash flows, return on capital, anticipated investments and capital expenditures, changing business or other market conditions and general economic conditions. These and other factors could adversely affect the outcome and financial effects of the events described herein on the Company, the Elan Group, the Continuing Group or the Prothena Group.

Forward-looking statements contained in this document based on these trends or activities should not be taken as a representation that such trends or activities will continue in the future. Forward looking statements speak only as of the date on which the particular statement was made.

Except as may be required by the Prospectus Rules, the Market Abuse Rules, the Transparency Rules, the Listing Rules, the Irish Stock Exchange, or by law, the Company disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained herein to reflect any changes in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Issue of this document	12 November, 2012

Latest time and date for receipt of proxies representing registered holders of American Depositary Shares(1)	8:00 a.m. (New York Time) on 7 December, 2012

Latest time and date for receipt of proxies representing registered holders of Ordinary Shares(2)	10:00 a.m. on 10 December, 2012

Extraordinary General Meeting of Elan	10:00 a.m. on 12 December, 2012

Expected Completion of the Demerger and subsequent Subscription by Elan for 18% of Prothena Shares	by the end of December, 2012

Both prior to and following the approval by Elan Shareholders of the Resolution, Elan will publish updated details of the timetable for the implementation of the Transaction. These details will include the expected Distribution Record Date, the expected Distribution Date and the expected date of Admission. Full details of the timetable will be published by way of announcements on the Regulatory Information Service.

As further detailed in Part 1 of this document, Elan Shareholders as of the Distribution Record Date will also receive the completed Prothena Information Statement which will contain, inter alia, detailed descriptive information, financial information and risk factors in relation to the business, operations and prospects of the Prothena Group.

Elan Shareholders will not be required to pay for Prothena Shares received as a result of the Demerger, or to surrender or exchange Elan Shares in order to receive Prothena Shares.

Notes:

(1)	Receipt by the ADR Depositary, Citibank N.A.
(2)	Receipt by the Registrar, Computershare Investor Services (Ireland) Limited.
(3)	Each of the times and dates in the above timetable is based on current expectations and is subject to change.
(4)	All references in this document are to Dublin Time unless otherwise stated.

PART 1 – LETTER FROM THE CHAIRMAN OF

ELAN CORPORATION, PLC

Elan Corporation, plc

(Registered in Ireland under the Companies Acts 1963 to 2012 with registered number 30356)

Directors and Company Secretary:

Registered Office:
Robert A. Ingram* (Chairman)	Treasury Building,
Kelly Martin (Executive Director and Chief Executive Officer)	Lower Grand Canal Street
Lars Ekman*	Dublin 2,
Gary Kennedy*	Ireland.
Patrick Kennedy*
Giles Kerr*
Kieran McGowan*
Kyran McLaughlin*
Donal O’Connor*
Richard Pilnik*
Dennis J. Selkoe*
Andrew von Eschenbach*
William F. Daniel (Company Secretary)

*denotes non-executive

12 November, 2012

To holders of Elan Shares

Proposed Demerger of the Prothena Business to Prothena Corporation plc

and

Notice of Extraordinary General Meeting

Dear Shareholder,

1.	INTRODUCTION

During the second half of 2011 and the first half of 2012, the Board of Elan conducted an assessment of the optimal alignment of assets, risk/reward and income statement dynamics to the market place and Elan Shareholders. This culminated in the decision by the Board, announced on 13 August, 2012, to approve the separation of a substantial portion of Elan’s drug discovery business platform (referred to in this document as the Prothena Business and referred to as the Neotope business in previous announcements by the Company) into a new publicly traded company incorporated in Ireland, named Prothena Corporation plc (referred to in this document as Prothena).

This transaction will be effected, subject to Shareholder approval and certain other conditions, by way of a demerger under Irish law. The Demerger will be effected by Elan transferring the Prothena Business to Prothena in exchange for Prothena issuing directly to the holders of Elan Shares, on a pro rata basis, Prothena Shares representing 99.99% of Prothena’s outstanding shares. Prothena’s issuance of 99.99% of its outstanding shares will constitute a deemed in specie distribution, or a distribution in the form of assets other than cash (in this case, Prothena Shares) by Elan to Elan Shareholders. Immediately after the Demerger (and conditional on prior completion of the Demerger), Elan will subscribe $26 million and receive Prothena Shares representing 18% of the total outstanding issued share capital of Prothena (as calculated immediately following the consummation of such Subscription). The remaining 0.01% of Prothena’s outstanding shares, which were issued to the original incorporators of Prothena will then be redeemed and cancelled. Accordingly after Completion, Elan Shareholders will directly and indirectly own 100% of the Prothena Business, by virtue of their direct ownership of 82% of Prothena’s outstanding shares and indirect ownership of 18% of Prothena’s outstanding shares. Additionally, in connection with the reorganization of the Prothena Business which precedes the Demerger, Elan has made a cash investment of $99 million in the Prothena Subsidiaries.

It is intended that application will be made for the entire issued and to be issued share capital of Prothena to be admitted to trading on the NASDAQ Global Market, with such Admission expected to occur immediately after Completion. Prothena will not be conducting any offering of its shares as part of such Admission and its shares will not be admitted to trading on any market other than the NASDAQ Global Market.

Elan believes that the Demerger will provide a number of benefits to the respective companies and to their shareholders, including a greater strategic focus of financial resources and management’s efforts, direct and differentiated access to capital resources, enhanced investor choice through investment opportunities in two separate companies and enhanced management incentive tools.

The purpose of this document is to set out the background to and reasons for the Transaction, explain why the Board believes the Transaction to be in the best interest of the Company and its Shareholders as a whole and why it supports the proposals and to recommend that Shareholders vote in favour of the Resolution to be proposed at the Extraordinary General Meeting to be held at 10:00 a.m. on 12 December, 2012 at the Davenport Hotel, 8/10 Merrion Street Lower, Dublin 2, Ireland. Notice of the Extraordinary General Meeting is contained at the end of this document.

2.	INFORMATION ON THE PROTHENA BUSINESS

Overview

Prothena’s business will consist of a substantial portion of Elan’s drug discovery business platform, including the following wholly owned subsidiaries of Elan and related tangible and intangible assets and liabilities. The Prothena Subsidiaries, and their respective operations, are summarized below:

Neotope Biosciences Limited (“Neotope Biosciences”)

Neotope Biosciences, which following completion of the Demerger, will become a wholly owned subsidiary of Prothena, is engaged in the discovery and development of antibodies for the potential treatment of a broad range of indications, including AL and AA forms of amyloidosis, complex diseases caused by tissue deposition of misfolded proteins that result in progressive organ damage; Parkinson’s disease and related synucleinopathies; and Autoimmune disease and metastatic cancers such as melanoma in which melanoma cell adhesion molecule (“MCAM”) mediated cell adhesion may contribute to disease pathology or progression.

Neotope Biosciences’ strategy is to apply its expertise in generating novel therapeutic antibodies, working with a broad range of collaborators in specific disease models, to select candidates for further clinical development. Neotope Biosciences’ portfolio of targets includes alpha-synuclein for the potential treatment of synucleinopathies, such as Lewy body dementia and Parkinson’s disease, MCAM for autoimmune disease and metastatic cancers such as melanoma, and tau for Alzheimer’s disease and other tauopathies. Neotope Biosciences also has a program focused on the potential treatment of type 2-diabetes.

Onclave Therapeutics Limited (“Onclave”)

Onclave, a wholly owned subsidiary of Neotope Biosciences, is engaged in the development of lead program NEOD001, which is being evaluated for the potential treatment of AL amyloidosis. In 2012, Onclave was granted orphan drug designation of NEOD001 by the FDA. The FDA may grant orphan drug designation to potential therapeutics intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, which means that if an applicant is the first to receive FDA approval for a particular active ingredient to treat a particular disease for which it was granted orphan drug designation, the FDA may not approve any other applications to market the same drug for the same orphan indication, except in limited circumstances, for seven years. In September, 2012 Onclave filed an Investigational New Drug Application (“IND”) with the FDA for NEOD001, allowing Onclave to proceed with plans to test NEOD001 in a phase I clinical trial. Onclave expects to initiate a phase I clinical trial of NEOD001 in AL amyloidosis patients in early 2013.

Prothena Biosciences Inc (“Prothena US”)

Prothena US, a wholly owned subsidiary of Neotope Biosciences, will provide research and development services to Neotope Biosciences. For a period of no less than two years following the Demerger, Prothena US will also provide research and development services to Elan under the terms of the Research and Development Services Agreement.

Strategy

Prothena intends to advance and develop novel and proprietary therapeutic antibodies discovered by the Prothena Business scientists internally. The goal of Prothena is to be a leading biotechnology company focused on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion. Key elements of the Prothena strategy to achieve this goal are to:

•	Continue to discover potential therapeutic antibodies directed against novel targets involved in protein misfolding and cell adhesion;
•	Quickly translate research discoveries into clinical development;
•	Establish early clinical proof of concept with Prothena’s potentially therapeutic antibodies;
•	Strategically collaborate or out-license select programs;
•	Highly leverage external talent and resources; and
•	Collaborate with scientific and clinical experts in disease areas of interest.

As part of the reorganization preceding the Demerger, Elan has made a cash investment of $99 million in the Prothena Subsidiaries and, as noted in section 4 below, immediately following the Demerger, and conditional on prior completion of the Demerger a wholly owned subsidiary of Elan will subscribe for Prothena Shares representing 18% of the outstanding Prothena Shares as calculated immediately following the consummation of such subscription in exchange for a cash payment of $26 million to Prothena. Accordingly, immediately following the Prothena Transaction, Prothena expects to have approximately $125 million in cash and cash equivalents, which, it believes, will provide the Prothena Group with sufficient liquidity and capital resources to meet its working capital needs through 30 June, 2015.

Prothena does not anticipate paying any cash dividends on the Prothena Shares for the foreseeable future. Detailed pro forma financial information for Prothena will be set out in the Information Statement. Part 4 of this document contains pro forma financial information showing the impact of the Demerger, on the basis stated therein, on the Elan 30 June 2012 unaudited condensed consolidated balance sheet.

3.	REASONS FOR THE DEMERGER AND RELATED TRANSACTIONS

The Board of Elan has determined that the Demerger is in the best interests of Elan and its Shareholders because it will provide both Elan and Prothena with the following key benefits: (i) greater strategic focus of financial resources and management’s efforts, (ii) direct and differentiated access to capital resources, (iii) enhanced investor choice through investment opportunities in two separate companies and (iv) enhanced management incentive tools. Further detail in relation to these key benefits is set out below.

Greater Strategic Focus of Financial Resources and Management’s Efforts

The Prothena Business historically exhibited different financial and operating characteristics than Elan’s other businesses. In particular, unlike Elan, which generates significant revenue and cash flow from its marketed product, Tysabri®, the Prothena Business consists entirely of early-stage research programs that require significant ongoing cash investment and currently generate substantial losses. As a result, the Prothena Business has very different capital requirements and operating characteristics compared to Elan. Owing to these and other factors, different capital expenditure and operational strategies are employed by the Prothena Business and Elan’s other businesses. Consequently, Elan has determined that its current structure is not optimal to design and implement the distinct strategies necessary to operate its businesses in a manner that maximizes the long-term value of each business. The Demerger, together with Elan’s intended discontinuation of its remaining drug discovery business (including the closure of its South San Francisco facility) and the associated restructuring by Elan of its operations, will facilitate recognition of the different requirements of the Elan and Prothena Businesses. The Demerger and the related Restructuring will result in a significant reduction in Elan’s total selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, with these reduced operating expenses having a positive impact on profitability. Assuming the overall Restructuring had occurred on 1 January, 2011, for the year ended 31 December, 2011, Elan estimates that total SG&A and R&D expenses under U.S. GAAP would have decreased between approximately $80 million and approximately $100 million.

The Board believes that the respective management resources of Prothena and Elan would be more efficiently utilized if Elan’s management concentrated on the success of Tysabri® and its late-stage development programs and the management of the Prothena Business concentrated solely on its business. The dilution of attention involved in managing a combination of businesses with competing goals and needs will thus be eliminated.

Both Elan and Prothena expect to more efficiently use management and financial resources as a result of having board and management teams solely focused on the respective businesses. Both Elan and Prothena believe the Demerger will allow better alignment of their respective management’s attention, compensation and resources to pursue opportunities in the respective fields of operation and to manage the respective cost structures more actively.

Direct and Differentiated Access to Capital Resources

After the Separation and Distribution, the Prothena Business will no longer need to compete with Elan’s other businesses for capital resources. The Prothena Business is focused on the development of early-stage research programs, which currently generate no third party, external revenue and will require substantial ongoing cash investment for the foreseeable future. As a result, the financial and operating characteristics of the Prothena Business differ from Elan’s other businesses. In order to fund the investment required by the Prothena Business, Prothena is expected to require access to additional capital in the future. Both Elan and Prothena believe that direct and differentiated access to capital resources will allow for better optimization of the amounts and terms of the capital needed for their respective businesses, aligning financial and operational characteristics with investor and market expectations. Elan also believes that, as a stand-alone company, Prothena will attract investors who are interested in the unique characteristics of that business.

Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities

Elan and Prothena believe that after the Demerger, investors will be better positioned to evaluate Prothena’s financial performance and strategy within the context of its particular field of operations and peer groups and that this will enhance the likelihood that Prothena achieves an appropriate market valuation. Elan’s management and financial advisors believe that the investment characteristics of Prothena may appeal to types of investors who differ from Elan’s current investors. Elan and Prothena expect that, as a result of the Demerger, the Prothena management will be better positioned to implement goals and evaluate strategic opportunities in light of investor expectations within the context of that businesses’ particular field of operation. Additionally Elan believes that the focus on generating growth and reducing costs, immediate and long term profits and expanding margins in its continuing business after the Demerger, will also offer investors enhanced choice, as well as enabling more straightforward evaluation of the Elan business.

Improved Management Incentive Tools

It is expected that Prothena will use its equity to compensate current and future employees. It is more difficult for multi-business companies, such as Elan currently is, to structure equity incentives that reward managers in a manner directly related to the performance of their respective business units. By granting shares linked to a specific business, Prothena will be able to offer its managers equity compensation that is linked more directly to their work product than Elan’s current equity compensation arrangements.

Having regard to the key benefits and the risks associated with the Transaction, the Board believe, as set out in the section below entitled “Recommendation”, that the Transaction is in the best interests of Elan and its Shareholders as a whole.

4.	PRINCIPAL TERMS AND CONDITIONS OF THE DEMERGER AND RELATED ARRANGEMENTS

The general terms and conditions relating to the Demerger are set forth in the Demerger Agreement entered into between Elan and Prothena dated 8 November, 2012. A summary of the principal terms of the Demerger Agreement is contained in Part 3 of this document.

Internal Reorganization

The assets constituting the Prothena Business have historically been held by various Elan legal entities located in both Ireland and the United States. Prior to the effective time of the Demerger, pursuant to a series of internal reorganization transactions between and among Elan and certain of its subsidiaries which will remain with Elan following the Demerger, on the one hand, and the Prothena Subsidiaries, on the other hand, Elan has allocated, assigned and transferred or will allocate, assign and transfer, or has caused or will cause to be allocated, assigned and transferred, to the Prothena Subsidiaries the assets and liabilities that comprise the Prothena Business. The internal reorganization transactions also include a cash investment of $99 million made by Elan in the Prothena Subsidiaries. The reorganization will result in the Prothena Business being owned prior to the effective time of the Demerger by Neotope Biosciences, and two direct wholly owned subsidiaries of Neotope Biosciences, Onclave and Prothena US.

Formation of Prothena

Prothena was incorporated as a private limited company, under the name “Neotope Corporation Limited”, in Ireland (registered number 518146) on 26 September, 2012 for the purposes of effecting the Demerger and owning the Prothena Business after the Demerger is effective. Prothena subsequently re-registered as a public limited company and changed its name to “Neotope Corporation plc” on 25 October, 2012. On 1 November, 2012 the shareholders of Prothena resolved, by way of special resolution, to change the name of the company to “Prothena Corporation plc” and this was approved by the Irish Registrar of Companies on 7 November, 2012. Immediately prior to Completion, the issued share capital of Prothena will be €38,500, comprised of 1,750 Euro Deferred Shares, with a par value of €22 per share, (referred to as the “Incorporator Shares”). At all times until the completion of the Demerger, Prothena will be an independent company in which Elan will not hold any shares. Prior to the Demerger, Prothena will not have conducted any activities other than those incidental to its formation, and the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the Prothena Transaction.

Distribution of Prothena Shares

Elan will complete the Separation and Distribution through a “demerger” under Irish law. The Demerger will be effected by Elan transferring to Prothena all of the outstanding ordinary shares of Neotope Biosciences (which, together with its wholly owned subsidiaries Onclave and Prothena US, will then own the Prothena Business), in exchange for Prothena issuing directly to the holders of Elan Shares, on a pro rata basis, Prothena Shares representing 99.99% of Prothena’s outstanding shares (with the remaining 0.01% of Prothena’s outstanding shares consisting of the Incorporator Shares).

Prothena’s issuance of 99.99% of its outstanding shares will constitute a deemed in specie distribution by Elan to holders of record of Elan Shares as of the Distribution Record Date. Pursuant to the Demerger, each Elan Shareholder will receive 1 Prothena Share for every 41 Elan Shares held as of the Distribution Record Date.

Under Irish law, in order to make the deemed in specie distribution, Elan must have distributable reserves at least equal to the value of the Prothena Shares being issued directly to the holders of Elan Shares. Following the reduction by Elan of its share premium account, as approved by the Irish High Court in July 2012, Elan has distributable reserves of approximately $1.9 billion. The amount of Elan’s distributable reserves will be reduced by the value of the Prothena Shares distributed to the holders of Elan Shares.

Under the Demerger Agreement, the Demerger will be effective at the Distribution Date, subject to certain conditions described in this document; provided, that if the conditions have not been satisfied or waived on or before the Distribution Date, the Distribution Date may be extended until the conditions shall be satisfied or waived.

Further information in relation to the mechanics of the Distribution of Prothena Shares to holders of Elan Shares is contained in section 3 of Part 5 of this document. Information on the treatment of fractional entitlements and on the manner in which Prothena Shares can be held is also set out in section 3 of Part 5 of this document.

Elan’s Shareholders will not be required to pay for Prothena Shares received as a result of the Demerger, or to surrender or exchange Elan Shares in order to receive Prothena Shares.

Acquisition by a wholly owned subsidiary of Elan of 18% of Prothena’s Shares and Redemption of Incorporator Shares

Prior to the Separation and Distribution a wholly owned subsidiary of Elan has agreed, conditional on prior completion of the Demerger, to subscribe for newly issued ordinary shares of Prothena, representing 18% of the outstanding Prothena Shares (as calculated immediately following the consummation of such subscription) for a cash payment of $26 million. This subscription will be consummated immediately following the Separation and Distribution. Immediately following the Transaction, the remaining 0.01% of Prothena’s outstanding shares, which were previously issued to the original incorporators of Prothena will be mandatorily redeemed by Prothena pursuant to their terms for their initial subscription price and cancelled. Elan has agreed to cause the disposition of the Prothena Shares so acquired as soon as a disposition is warranted, consistent with the business purposes for Elan’s retention of the Prothena Shares.

Conditions to Completion

The Demerger is subject to the satisfaction or, if permissible under the Demerger Agreement, waiver by Elan of the following principal conditions. The further conditions upon which the Demerger is dependent are set out in Part 3 of this document.

•	Elan Shareholders shall have approved the deemed in specie distribution at an extraordinary general meeting. This is the Resolution you are being asked to consider at the EGM;
•

Elan’s Board, other than Dr. Lars Ekman who, as noted in section 14 below, has not participated in the deliberations of the Board with respect to the Transaction, shall have duly approved the Transaction;

•

the Form 10 (to which the Information Statement is attached as an exhibit), and a registration statement related to the Prothena stock option plan, shall have become effective and no stop order shall be in effect or, to our or Prothena’s knowledge, threatened relating to either of such registration statements. A preliminary draft Form 10 has been filed with the SEC;

•	prior to the Distribution, the Information Statement shall have been sent to the holders of Elan Shares as of the Distribution Record Date;
•	the Prothena Shares shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance; and
•

the execution of certain agreements, relating to the Transaction including the Subscription and Registration Rights Agreement, governing certain rights of Elan and Prothena with respect to the Subscription.

The satisfaction of the foregoing conditions and of the additional conditions as referred to in Part 3 of this document does not create any obligation on Elan’s part to effect the Separation and Distribution, and the Board has reserved the right, in its sole discretion, to waive any condition to the Demerger (other than (i) the condition that the Subscription and Registration Rights Agreement will be executed prior to the Separation and Distribution, (ii) the Agreements Condition (see Part 3) and (iii) any condition that is mandatory under applicable law) and to abandon, modify or change the terms of the Separation and Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Separation and Distribution, at any time prior to the Distribution Date.

Results of the Transaction

The Demerger will not affect the number of outstanding Elan Shares or any rights of Elan’s Shareholders.

After the Demerger, Prothena will be a public limited company owning and operating the Prothena Business. Immediately after the Separation and Distribution and after giving effect to a wholly owned subsidiary of Elan’s subscription for 18% of the outstanding Prothena Shares (as calculated immediately following the consummation of such subscription) Prothena expects to have approximately 3,000 holders of record of its shares and approximately 17.7 million ordinary shares outstanding, based on the current number of Elan Shareholders and outstanding Elan Shares and assuming no significant changes therein as of the Distribution Record Date.

In connection with the Demerger, Elan has on 8 November, 2012, entered into the Demerger Agreement and the Subscription and Registration Rights Agreement, and will enter into several other agreements that will be effective from and after Completion, including the Tax Matters Agreement, the Transitional Services Agreement and the Research and Development Services Agreement. The principal terms of these agreements are set out in Part 3 of this document entitled “Arrangements between Elan and Prothena.”

5.	EFFECTS OF THE DEMERGER

Financial

While the Prothena Business makes up a very small portion of the overall Elan business, its transfer to Prothena will remove the associated operating expenses. Assuming the Demerger occurred on 1 January, 2011, the savings for Elan in SG&A expenses and R&D expenses related to the Prothena Business under U.S. GAAP have been estimated at $0.8 million and $15.7 million, respectively, for the six-month period ended 30 June, 2012. In addition, assuming the Restructuring had occurred on 1 January, 2011, Elan estimates that total SG&A and R&D expenses under U.S. GAAP would have decreased between approximately $40 million and approximately $60 million, for the six month period ended 30 June, 2012.

The total assets under U.S. GAAP that are the subject of the Transaction amounted to $2.7 million at 30 June, 2012. As reported in Elan’s Half Year Financial Report for the six months ended 30 June, 2012 Elan’s total assets as at 30 June, 2012 were $1.7 billion under IFRS.

Elan intends to discontinue its remaining drug discovery business activities and as a result, Elan will close its South San Francisco facility and restructure its operations. In connection with this Restructuring, Elan expects to incur substantial cash and non-cash other charges of between $160 million and $180 million, primarily consisting of employee severance costs, facilities costs and other restructuring expenses. The precise amounts to be recorded as other charges will be determined once the Restructuring is complete and may be greater or less than the estimates provided.

As advised in the Third Quarter Financial Report under U.S. GAAP, following the announcement of the Demerger, the results of the Prothena Business that are included in the Unaudited Consolidated Income Statement for Elan for the three and nine months ended 30 September, 2012 contained in the Third Quarter Financial Report are presented as a discontinued operation and the comparative amounts were restated to reflect this classification. Transaction and other costs associated with the Demerger of $6.7 million were incurred during the third quarter of 2012 and have been reported in the net loss from discontinued operations reporting line of the Consolidated Income Statement. The total transaction expenses expected to be incurred by Elan in respect of the Demerger are $20 million.

Business

Following the Demerger, Elan will be a focused neuroscience-based biopharmaceutical business consisting of three main assets: Tysabri® (marketed in collaboration with Biogen Idec) for Multiple Scelerosis (MS) and other potential indications; ELND005, a small molecule asset that is Phase 2 ready in a range of neuropsychiatry and symptomatic diseases that targets non-amyloid pathologies; and lastly, the continued interest in Janssen AI.

The key development objectives for Elan following completion of the Demerger will be to drive the continued expansion of the Tysabri® franchise by broadening and deepening patient access to Tysabri® on a global basis and to focus on the further development of ELND005 by registering ELND005 for multiple indications in neuropsychiatry and other symptomatic indications. Accordingly following the completion of the Demerger, Elan intends to discontinue its remaining early stage research activities.

The move to immediate profitability which the Transaction achieves will also enable Elan to utilise the benefit of the significant accumulated losses that have been accumulated over the years. As noted in the 13 August, 2012 announcement, and already partially delivered upon through the Debt Issuance and Debt Repurchase and Redemption effected in September and October 2012, Elan intends to explore ways to share the benefits of its structure with its stakeholders through a combination of debt repurchases, share buybacks, dividends or a combination thereof.

6.	PROSPECTS OF THE ELAN GROUP

On 24 October, 2012 Elan announced its unaudited U.S. GAAP financial results in respect of the three and nine month periods ended 30 September, 2012. In its Third Quarter Financial Report Elan re-affirmed that it expects to generate full year 2012 Adjusted EBITDA of greater than $200 million with full year 2012 revenues under U.S. GAAP of approximately $1.2 billion and full year operating expenses under U.S. GAAP in the range of $380 to $400 million, down from the previous range of $420 to $440 million. These expectations reflect the expectation that the Tysabri® Italian price dispute (as previously referred to in Elan announcements) is unlikely to be resolved this year, as well as the re-classification of the Prothena Business to discontinued operations.

Elan has advised that it will provide financial guidance for 2013 when it reports its full year 2012 results.

7.	SHARE OPTIONS

Following the Demerger, the Leadership Development and Compensation Committee of the Board may make such adjustments as it deems appropriate and in such manner as it may deem equitable to awards made under the Share Plans, in the event that the market value of Elan Shares immediately prior to completion of the Demerger is higher than the market value of Elan Shares immediately after completion of the Demerger. Any such adjustments will be applied equally to all outstanding Elan awards (including, for the avoidance of doubt, options to purchase Elan Shares held by employees of Elan who become employees of Prothena that have vested or will vest upon Completion) and shall be strictly in accordance with the terms of the applicable Share Plan.

8.	EXTRAORDINARY GENERAL MEETING

You will find set out at the end of this document a notice convening an Extraordinary General Meeting of the Company to be held at 10:00 a.m. on 12 December, 2012, at the Davenport Hotel, 8/10 Merrion Street Lower, Dublin 2, Ireland at which the Resolution to approve the Distribution as a distribution “in specie” will be proposed. The Resolution, being an ordinary resolution, must be passed by a simple majority of votes cast by holders of the Elan Shares who vote at the Extraordinary General Meeting, either in person or by proxy.

The Resolution is proposed as an ordinary resolution. Under Elan’s Articles of Association, a general meeting declaring a dividend may direct the payment of such dividend to be made by the distribution of specific assets. The Transaction involves a distribution by Elan to its Shareholders of specific assets, namely the Prothena Shares and therefore requires Elan Shareholders to declare a dividend and direct that payment be made in the form of the Prothena Shares.

If the Resolution is not approved the Transaction cannot proceed. In this case Elan will continue to control the Prothena Business.

9.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in Parts 2 to 5 of this document. You are advised to read the whole document and not to rely solely on the key or summarized information as set out in this letter.

Part 2 of the document entitled “Risk Factors Relating to the Transaction” sets out various matters which should be taken into account when deciding whether or not to vote in favour of the Resolution.

10.	FURTHER INFORMATION ON PROTHENA AND ON THE IMPLEMENTATION OF THE SEPARATION AND DISTRIBUTION

As part of the Transaction, an Information Statement will be published (preliminary drafts of which have already been submitted to the SEC). All Elan Shareholders on the register on the Distribution Record Date will be sent the completed Information Statement prior to the Distribution Date. This document will contain comprehensive information on Prothena, including a management discussion and analysis of financial condition and results of operations, past performance, its strategy following the Demerger, risk factors relating to the Prothena Business and the Prothena Group, pro forma financial information, information on corporate governance and management of Prothena, Prothena’s share capital, the listing and trading of Prothena Shares and on the implementation of the Demerger.

11.	FURTHER INFORMATION FOR CERTIFICATED ELAN SHAREHOLDERS IN RELATION TO THEIR HOLDING OF PROTHENA SHARES

As the Prothena Shares will only have a NASDAQ listing (and no Irish listing), certain categories of Elan Shareholders, in particular those who currently hold their Elan Shares in certificated form (that is, they hold a share certificate) may find that holding and trading the Prothena Shares directly involves a number of US market practices/formalities that will be unfamiliar for Irish and certain other non-US investors. In addition, dealing with a transfer agent (the equivalent of a registrar in Ireland and the UK) in a different jurisdiction and time zone may also prove inconvenient in certain circumstances and may potentially result in a delay in transaction execution for affected shareholders. Prothena will arrange for Computershare, the Corporate Nominee to act as a corporate sponsored nominee (“CSN”) for certain certificated holders of Elan Ordinary Shares, and certain certificated holders of Elan ADSs, pursuant to which the Corporate Nominee will hold the Prothena Shares on behalf of all such holders.

The detailed provisions of these nominee arrangements are set out in an agreement between Prothena and the Corporate Nominee, and include the terms and conditions on which the CSN Facility will be provided by the Corporate Nominee in respect of Prothena Shares only to certain current certificated holders of Elan Ordinary Shares and certain certificated holders of Elan ADSs. Qualifying holders who enter the CSN Facility will be sent a statement of ownership in accordance with the settlement arrangements set out in section 3 of Part 5 of this Circular, and at least annually thereafter. They will also be sent a document with the statement of ownership describing the terms and conditions on which the Corporate Nominee provides them with the CSN Facility. In addition, a copy of the terms and conditions of the CSN Facility are being made available on the Elan website at www.elan.com

The CSN Facility will also include a dealing facility pursuant to which participants will be able to deal in the Prothena Shares being held on their behalf by the Corporate Nominee.

The CSN Facility will not be made available to anyone who holds their Elan Ordinary Shares in certificated form, or in Elan ADS’s form, and who has a registered address in the US or in any other CSN Restricted Jurisdiction. Certificated Holders will be sent a certificate of ownership, in accordance with the settlement arrangements set out in section 3 of Part 5 of this Circular.

Any qualified holder who does not wish to hold their Prothena Shares in the CSN Facility, will be able to contact Computershare either by phone at + 353 1 4475107 or by post to Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland. Computershare will arrange for such holder to exit the CSN arrangement and receive a share certificate in the form described above.

Further information in relation to the arrangements in relation to the holding of Prothena Shares receivable pursuant to the Demerger is set out in section 3 of Part 5 of this document.

12.	TAXATION INFORMATION

Information on certain material taxation consequences of the Demerger and related transactions (in terms of US Federal Income Tax, Irish Tax consequences and UK tax consequences) is set out in sections 4 and 5 of Part 5 of this document. The attention of Elan Shareholders who will become Prothena Shareholders consequent to the Separation and Distribution is drawn to the taxation information which will be contained in the Information Statement.

Elan Shareholders should consult their own professional advisors if they are in any doubt about their own tax position as the taxation information contained in this document is not intended to be specific tax advice.

13.	ACTION TO BE TAKEN

You will find enclosed with this document a Form of Proxy for use by Shareholders at the EGM. Your vote is important regardless of the number of shares you own. We encourage you to vote your shares as soon as possible. Please note the following deadlines for voting by proxy:

-

Proxies representing registered holders of Elan Ordinary Shares must be received by the Registrar, Computershare Investor Services (Ireland) Limited, at P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, no later than 10:00 a.m. on 10 December 2012. Completion and return of a Form of Proxy will not preclude holders of Elan Ordinary Shares from attending and voting at the meeting in person should they so wish. Details of how to vote over the internet are provided on the Form of Proxy.

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Proxies representing registered holders of American Depositary Shares must be returned so that they are received by the ADR Depositary, Citibank N.A., P.O. Box 43099, Providence, Rhode Island 02940-5000, United States, no later than 8:00 a.m. (New York Time) on 7 December, 2012. Details of how to vote by telephone or over the internet are provided on the Form of Proxy.

-	Holders of American Depositary Shares in nominee accounts should follow the instructions provided by their bank or broker custodian.

Returning the Form of Proxy will not preclude a registered holder of Elan Ordinary Shares from attending the meeting and voting in person if he or she wishes to do so.

14.	RECOMMENDATION OF THE BOARD

The Board excluding Dr. Lars Ekman who, if the Transaction completes, will become chairman of the Board of Prothena, and who has therefore exempted himself from the deliberations with respect to the Transaction, believe the Demerger to be in the best interests of the Company and its Shareholders as a whole. Accordingly, the Board (other than Dr. Lars Ekman) recommends that you vote in favour of the Resolution, as the Directors intend to do in respect of their own beneficial holdings, amounting in aggregate to 600,749 Elan Shares representing approximately 0.1% per cent. of the Existing Issued Share Capital of Elan.

Yours sincerely,

ROBERT A. INGRAM

Chairman

PART 2 – RISK FACTORS RELATING TO THE TRANSACTION

The following risk factors should be considered carefully by Elan Shareholders when deciding whether or not to vote in favour of the Resolution. The risk factors should be read in conjunction with all other information relating to the Demerger, Prothena and the Continuing Group contained in this document. The risks and uncertainties set out below are those which the Directors believe are material risks relating to the Demerger and the Continuing Group. Additional risks and uncertainties not presently known to the Directors, or which the Directors currently consider to be immaterial, may also have a material adverse effect on the Demerger and on the Continuing Group.

Further risks which have been identified in respect of the Prothena Business and its operations following the Completion of the Demerger and which may be relevant to an assessment of any decision to remain invested in Prothena following the Demerger will be contained in the Information Statement to be issued to Elan Shareholders as of the Distribution Record Date.

As a result of the Demerger and the discontinuation of the remaining drug discovery business activities, Elan will have no material pre-clinical development programs or capabilities and will incur substantial cash and non-cash charges.

The Prothena Transaction will result in the separation of a substantial portion of Elan’s drug discovery business into Prothena. We intend to discontinue our remaining drug discovery business activities and, as a result, we will have no material pre-clinical development programs or capabilities for the assessment or development of any new drugs. Our business will consist primarily of our interest in Tysabri® under our collaboration with Biogen Idec, ELND005, which recently commenced a Phase 2 clinical trial as an adjunctive treatment in patients with Bipolar 1 Disorder, and our approximate 25% economic interest in the AIP collaboration, which recently announced the discontinuation of further development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease. As a result, unless and until we commercialize another drug or acquire drugs for development, our revenue base will be substantially dependent on Tysabri®.

We will incur substantial costs in connection with the Prothena Transaction. For example, in connection with the discontinuation of the remaining portion of our drug discovery business platform not included in the Prothena Business, we will close our South San Francisco facility, restructure our operations and expect to incur substantial cash and non-cash other charges of between $160.0 million and $180.0 million, primarily consisting of employee severance costs, facilities costs and other restructuring expenses. However, we may not be able to achieve the full strategic and financial benefits we expect from the Prothena Transaction.

We may not be successful in completing the Demerger or, if we are successful, we may be unable to achieve some or all of the benefits we expect to achieve from the Prothena Transaction.

The Board’s objective is to consummate the Demerger as quickly as reasonably possible so that each of Elan and Prothena can focus on its respective businesses, contribute to overall shareholder value and minimize ongoing business disruption relating to the Transaction. The completion of the Prothena Transaction is subject to a number of uncertainties and conditions, including approval by Elan Shareholders, as well as the SEC declaring the Form 10 effective. While we intend to complete the Demerger by 31 December, 2012, we cannot assure you that it will be completed by that date, or at all.

If the Prothena Transaction is not completed or is delayed for an extended period of time, we will experience additional risks, including, but not limited to, the risk that we will be unable to achieve the cost savings and profitability we expect following the Prothena Transaction. In addition, the Prothena Transaction requires a substantial amount of expense and management, administrative and operation resources. These demands may distract our management and employees from the day-to-day operation of our businesses. The Separation and Distribution requires significant amounts of Elan’s and Prothena’s management’s time and attention relating to the Transaction, including, identifying executive officers and lines of managerial authority, composing the board of directors, establishing and operating own financial, administrative and public company support functions, and engaging in similar activities involved in establishing and operating an independent publicly traded company and engaging in a strategic transaction like the Separation and Distribution. These activities could divert both Elan’s management’s attention from its business and Prothena’s attention from its primary business purpose of discovering and developing antibodies for the potential treatment of a disease.

The benefits that the Board expects the Demerger will provide to Elan and Prothena are described in Section 3 of Part 1 under the heading “Reasons for the Demerger and Related Transactions.” However, these anticipated benefits may not ultimately be realized for a variety of reasons, including the following:

•

the process of separating the Prothena Business from Elan and the regulatory and other managerial challenges of operating as an independent public company may distract the Prothena management team from focusing on its business and strategic priorities;

•

although Prothena will no longer compete with Elan’s other businesses for capital, Prothena will require substantial ongoing cash investment for the foreseeable future, Prothena may not be able to issue debt or equity on acceptable terms or at all and Prothena will no longer be supported by the revenue and cash flows of Elan’s business;

•

Prothena’s ability to differentiate the company against its peer group and attract early stage biotechnology investors is largely dependent on the success of its research and development programs, which are at an early stage; and

•

Prothena expects to pay its key executives less cash compensation than what they were paid at Elan, so even with equity compensation tied specifically to the Prothena Business, Prothena may not be able to attract and retain employees as desired.

We have substantial cash needs and may not be successful in generating or otherwise obtaining the funds necessary to meet those needs.

As of 30 September, 2012, on a pro forma basis after giving effect to the Prothena Transaction, the related Restructuring, the Debt Issuance and the Debt Repurchase and Redemption Elan would have had approximately $600.0 million of outstanding debt (not including trade payables), and $410.9 million of total cash and cash equivalents, restricted cash and investments on our unaudited consolidated balance sheet under U.S. GAAP.

Our substantial debt could have important adverse consequences to us. For example, it does or could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund our ongoing ELND005 clinical trial and, if required, our approximate $123 million remaining funding commitment to Janssen AI, as at 30 September, 2012, and for working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In connection with the Prothena Transaction, we have made the Prothena Cash Contribution and intend to make the Subscription. We expect that the aggregate amount of these and the costs related to the Prothena Transaction will be $145 million. In addition, we expect to incur substantial cash and non-cash other charges of between $160.0 million and $180.0 million, primarily consisting of employee severance costs, facilities costs and other restructuring expenses, in connection with the Restructuring arising out of the Prothena Transaction.

We estimate that we have, and after giving effect to the Prothena Transaction, and the related Restructuring, will have, sufficient cash, liquid resources and current assets and investments to meet our liquidity requirements for at least the next 12 months.

Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. Even if our future operating performance does meet expectations, including the continued successful commercialization of Tysabri®, we may need to obtain additional funds to meet our longer-term liquidity requirements. We may not be able to obtain those funds on commercially reasonable terms, or at all, which would force us to curtail our operations, sell assets or otherwise take steps to reduce our expenses. Any of these steps would likely have a material adverse effect on our prospects.

The value of the Continuing Group’s retained interest in Prothena may decline.

As with publicly traded securities generally, there can be no assurance that an active market for the Prothena Shares will develop or be sustained. Further, the liquidity and trading price of the Prothena Shares could be adversely affected in ways that are beyond the control of Prothena and Elan. A wholly owned subsidiary of Elan will own an 18% stake in Prothena after the Transaction, for which Elan will subscribe $26 million. Any adverse event in Prothena’s business subsequent to the Demerger would have an impact on the value of this retained holding.

There are risks associated with Prothena operating as a standalone entity and these risks may adversely impact on the value of the Elan investment in Prothena

Prothena may not generate the cash that is necessary to finance its operations in the foreseeable future. Prothena has not generated any third party external revenues to date. The Prothena Business has incurred losses under U.S. GAAP of $29.8 million, $12.5 million and $1.3 million for the years ended December 31, 2011, 2010 and 2009, respectively, and a loss of $29.2 million for the nine months ended September 30, 2012 and is expected to continue to incur substantial losses for the foreseeable future as it:

•	conducts the planned Phase 1 clinical trial for NEOD001 and initiates additional clinical trials, if supported by the results of the Phase 1 trial;
•	completes preclinical development of other product candidates and initiate clinical trials, if supported by positive preclinical data;
•	pursues early stage research and seek to identify additional drug candidates and potentially acquire rights from third parties to drug candidates through licenses, acquisitions or other means; and
•	adds operational, financial and management information systems and other personnel.

Prothena must generate significant revenue to achieve and sustain profitability. Even if it succeeds in discovering, developing and commercializing one or more drug candidates, Prothena may not be able to generate sufficient revenue and we may never be able to achieve or sustain profitability.

While these risks are risks faced by the Prothena Business while in the ownership of Elan, it is possible that their effect will be exacerbated in a standalone entity.

Additionally while Prothena will have approximately $125 million in cash and cash equivalents immediately following completion of the Transaction, and believes its cash and cash equivalents will support it through approximately 30 June, 2015, thereafter Prothena will require additional capital in order to continue the research and development of its drug candidates. The future capital requirements of Prothena will depend on a range of factors and there can be no certainty that additional funds will be available to Prothena when needed on acceptable terms.

Prothena will be highly dependent on Dr. Dale Schenk , Prothena’s President and Chief Executive Officer. There can be no assurance that, as a stand alone entity, Prothena will be able to retain key executives or recruit and retain scientific personnel.

Some of Prothena’s collaborators, prospective collaborators and suppliers may need assurances that Prothena’s financial resources and stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with Prothena. If Prothena’s collaborators, prospective collaborators or suppliers are not satisfied with Prothena’s financial resources and stability, it could have a material adverse effect on

Prothena’s ability to develop drug candidates, enter into licenses or other agreements and on its business, financial condition or results of operations.

The benefits of the Demerger will not be realized if the Demerger is not completed.

Completion of the Demerger is subject to the passing of the Resolution at the Company’s EGM on 12 December, 2012, which is set out at the end of this document, and certain other conditions. If Elan Shareholders do not approve the Resolution and/or if any of the other conditions to the Demerger are not satisfied or (if capable of waiver) waived, the Demerger will not be completed. The benefits of the Demerger as set out in section 3 of Part 1 above will not be realized if the Demerger is not completed.

PART 3 – ARRANGEMENTS BETWEEN ELAN AND PROTHENA

Following the Transaction, Prothena will be a separate, stand-alone public company and Elan, through a wholly owned subsidiary, will own 18% of the then outstanding Prothena Shares.

For purposes of governing the ongoing relationships between Elan and Prothena after the Demerger and to provide for an orderly transition, Elan and Prothena have entered or will enter prior to the Demerger into the agreements described in this section.

The Principal Transaction Documents are available for inspection as set out in section 6 of Part 5 of this document.

Demerger Agreement

We have entered into a Demerger Agreement with Prothena on 8 November, 2012, that sets forth the principal actions required in connection with the separation of the Prothena Business from Elan, and the Distribution. It also sets forth other agreements that govern certain aspects of our relationship with Prothena following the Separation and Distribution.

Pre-Demerger Restructuring

Prior to the effective time of the Demerger, pursuant to a series of internal reorganization transactions between and among Elan and certain of its subsidiaries which will remain with Elan following the Separation and Distribution, on the one hand, and the Prothena Subsidiaries, on the other hand, Elan has allocated, assigned and transfered, or caused to be allocated, assigned and transferred or will allocate, assign and transfer or cause to be allocated assigned and transferred, to the Prothena Subsidiaries the assets and liabilities that comprise the Prothena Business. The reorganization results in the Prothena Business being owned prior to the effective time of the Demerger by Neotope Biosciences, a private limited company incorporated in Ireland and a direct wholly owned subsidiary of Elan, and two direct wholly owned subsidiaries of Neotope Biosciences, Onclave a private limited company incorporated in Ireland, and Prothena US, a corporation organized under the laws of Delaware.

Transfer of the Prothena Business

The Demerger Agreement transfers the entire issued share capital of Neotope Biosciences to Prothena in consideration for the allotment of 99.99% of outstanding Prothena Shares to the Elan Shareholders, so that each of Elan and Prothena ultimately retains the assets of, and the liabilities associated with, their respective businesses. In particular, the Demerger Agreement provides that, subject to the terms and conditions contained in the Demerger Agreement:

•	all assets to the extent related to the Prothena Business will be retained by or transferred to Prothena, subject to any licenses between the parties;
•	all other assets, including those related to Elan’s business, will be retained by or transferred to Elan, subject to any licenses between the parties;
•	liabilities will be allocated to, and assumed by, Prothena to the extent they are related to the Prothena Business;
•	liabilities will be allocated to, and assumed by, Elan to the extent they are related to its business;
•	other liabilities will be allocated to either Prothena or Elan; and
•	Elan is obligated to pay 50% of all trade payables and operating accruals and 100% of all payroll and bonus accruals that were incurred by Prothena up to the effective date of the Demerger.

The Distribution

The Demerger Agreement governs the rights and obligations of Elan and Prothena regarding the proposed distribution of 99.99% of the outstanding Prothena Shares to Elan’s Shareholders.

Representations and Warranties

Except as expressly set forth in the Demerger Agreement, neither Elan nor Prothena will make any representation or warranty in connection with the Separation and Distribution.

Releases

Except as otherwise provided in the Demerger Agreement, each party will release and forever discharge the other party and its respective subsidiaries and affiliates from all (a) liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the distribution date and (b) liabilities specifically assumed by a party pursuant to the Demerger Agreement. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Demerger Agreement.

Indemnification

The Demerger Agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the Prothena Business with Prothena and financial responsibility for the obligations and liabilities of Elan’s business with Elan, including indemnification of Prothena by Elan of any liabilities arising out of the litigation with AIA, that was previously dismissed with prejudice and is pending appeal.

Further Assurances

To the extent that any transfers contemplated by the Demerger Agreement have not been consummated on the Distribution Date, the Demerger Agreement provides that the parties will cooperate to effect such transfers as promptly as practicable thereafter. In addition, each of the parties agrees to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Demerger Agreement.

Exchange of Information

The Demerger Agreement provides that Elan and Prothena will exchange certain information reasonably required to comply with reporting, filing, audit, litigation, regulatory and other obligations, subject to certain exceptions.

Confidentiality

Each party agrees to treat as confidential and not disclose confidential information of the other party except in specific circumstances identified in the Demerger Agreement.

Legal Matters

In general, the Demerger Agreement provides that, effective upon the Separation and Distribution, each party to the Demerger Agreement will assume liability for all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed legal matters. Each party will cooperate in defending any claims against the other for events that took place prior to, on or after the date of the separation of the Prothena Business from Elan.

Business Opportunities

The Demerger Agreement provides that neither Elan nor Prothena nor their respective affiliates will have any duty to refrain from engaging in similar activities or lines of business or doing business with suppliers or customers, and both Elan and Prothena acknowledge that neither of them will have any duty to communicate or offer any business opportunities to the other.

Dispute Resolution

In the event of a dispute relating to the Demerger Agreement between Prothena and its respective subsidiaries and other affiliates, on the one hand, and Elan and its other subsidiaries and other affiliates, on the other hand, the Demerger Agreement provides for the following procedures:

•	first, the parties will use commercially reasonable efforts to resolve the dispute through negotiations between Elan’s representatives and Prothena’s representatives;
•	if negotiations fail, then the parties will attempt to resolve the dispute through non-binding mediation; and
•	if mediation fails, then the parties may seek relief in any court of competent jurisdiction.

Contractual Restrictions

During the term of the Transitional Services Agreement, and for one year thereafter, neither Elan nor Prothena will be permitted to solicit each other’s employees for employment without the other’s consent.

Expenses

Except as expressly set forth in the Demerger Agreement, all fees and expenses incurred in connection with the separation of the Prothena Business from Elan will be paid by the party incurring such fees or expenses.

Term and Termination

The Demerger Agreement will automatically terminate if all of the conditions to the Demerger are not satisfied or waived by 1 July, 2013. In addition, Elan can terminate in its absolute discretion by notice in writing to Prothena at any time before the Demerger occurs.

Subscription and Registration Rights Agreement

Elan, Prothena and Elan Science One Limited, a wholly owned subsidiary of Elan (“Subscriber”) have, on 8 November, 2012, entered into a Subscription and Registration Rights Agreement. The Subscription and Registration Rights Agreement sets forth certain terms and conditions related to the subscription for 18% of the outstanding Prothena Shares (as calculated immediately following the consummation of such subscription) by Subscriber immediately following the Separation and Distribution and concerning the rights of the parties in respect of such ownership from and after the Separation and Distribution. The completion of the Subscription is conditional on the prior completion of the Demerger.

Subscription

Immediately following the consummation of the Separation and Distribution and prior to the mandatory redemption by Prothena of the Incorporator Shares, Subscriber will subscribe, and Prothena will issue and sell to Subscriber, ordinary shares of Prothena, representing 18% of the outstanding Prothena Shares (as calculated immediately following the consummation of such subscription), for a cash payment of $26.0 million.

Registration Rights

Subscriber shall be entitled to customary demand registration rights, provided, however, that Subscriber may not initiate more than six requests to exercise its demand registration rights (which include any shelf underwritten offerings) in the aggregate. Withdrawn requests will not count toward the total of six requests if certain conditions are satisfied. If Prothena is eligible to do so, the purchasing entity may request that it file an automatic shelf registration statement.

In addition, Subscriber will be entitled to customary piggyback registration rights, pursuant to which it may request that its shares be included in any offering of securities of the same class that Prothena initiates in its own right on behalf of another shareholder.

Voting

Subscriber will agree to vote the Prothena Shares that Subscriber subscribes for immediately after the Separation and Distribution in proportion to the votes cast by other shareholders in Prothena. In connection with such agreement, Subscriber will grant Prothena a proxy to vote Prothena Shares held by Subscriber in such proportion. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Subscriber to a person other than Elan or any of Elan’s subsidiaries.

DTC Eligibility

In addition, Prothena will agree to use reasonable best efforts to take such other steps as may be requested by Subscriber so as to allow Subscriber to hold its shares in book-entry form and eligible for the depository and book-entry transfer services of The Depository Trust Company.

Term and Termination

Except with respect to the indemnification obligations set forth in the Subscription and Registration Rights Agreement, the Subscription and Registration Rights Agreement will terminate upon the registration or other sale, transfer or disposition of all of the Prothena Shares acquired pursuant to the Subscription and Registration Rights Agreement to a party other than Elan or any of its subsidiaries.

Tax Matters Agreement

Elan will enter into a Tax Matters Agreement with Prothena under which tax liabilities relating to taxable periods before and after the Separation and Distribution will be computed and apportioned between the parties, and responsibility for payment of those tax liabilities (including any taxes attributable to the Separation and Distribution) will be allocated between Elan and Prothena. Furthermore, the Tax Matters Agreement will set forth the rights of the parties in respect of the preparation and filing of tax returns, the handling of audits or other tax proceedings and assistance and cooperation and other matters, in each case, for taxable periods ending on or before or that otherwise include the date of the Prothena Transaction. The Tax Matters Agreement will automatically terminate upon the termination of the Demerger Agreement.

Transitional Services Agreement

Elan will enter into a Transitional Services Agreement with Prothena under which Elan will provide to Prothena, and Prothena will provide to Elan, specified services to help ensure an orderly transition following the Separation and Distribution. The services provided for under the Transitional Services Agreement will include but are not limited to CMC/quality assurance, information services, IT services, facilities services, company secretarial services, finance services, legal services, compliance services and human relations services.

It is expected that the Transitional Services Agreement will remain in effect until the expiration of the last time period for the performance of services thereunder, which is expected generally to be no later than six months from the effective date of the Separation and Distribution.

Both Elan and Prothena will be permitted to terminate the Transitional Services Agreement (to the extent it relates to any particular transitional service) if the other party breaches any of its significant obligations under the agreement and does not cure such breach within 20 business days of receiving written notice from the other party. In addition, either party may terminate the Transitional Services Agreement if a receiver, examiner or administrator is appointed with respect to any of the other party’s assets, the other company is struck off the Register of Companies in its jurisdiction of organization or at the option of such party with respect to a particular transition service if such party is the service recipient.

The payment terms of the agreement generally provide that Prothena will pay Elan for the time spent by each Elan employee providing the services, which will be calculated by the portion of the employee’s time dedicated to the provision of the services plus forty per cent. The time for each employee will be calculated using one of two stipulated rates per annum depending on the employee wage band. There will be a fixed monthly charge for IT services of $75,000, and Prothena intends to obtain an alternative provider of IT services. Invoices will be sent on a monthly basis. Similarly, Elan will pay Prothena for the time spent by each Prothena employee providing services to Elan, which will be an agreed percentage of the employee’s time, based on the cost of providing those services plus forty per cent and including, as applicable, any fees for any services from Elan or Prothena provided by third party providers and invoiced to the recipient at cost. Invoices will be sent on a monthly basis.

Research and Development Services Agreement

Elan and Prothena will enter into a Research and Development Services Agreement pursuant to which Prothena will provide certain research and development services to Elan. The Research and Development Services Agreement will, among other things, set out the scope of the services, the consideration to be paid for the services and the general principles around ownership of intellectual property as it relates to the services. The Research and Development Services Agreement is expected to be in effect for a period of not less than two years after the Demerger. Either party is entitled to terminate the Research and Development Services Agreement at any time by notice in writing to the other party if there has been a material breach by the other party or if the other party becomes insolvent or if the other party is in breach of any of its confidentiality obligations under the agreement.

The services provided under the Research and Development Services Agreement include support for the ELND005 and ELND002 programs (which include the provision of expert advice and opinion in the areas of nonclinical safety/toxicology and pharmacology, regulatory support for nonclinical sections of pertinent documents, conducting and interpreting externally conducted nonclinical studies, and support in respect of the identification and maintenance of nonclinical expert advisors as required). These services will be substantially similar to research services performed by Prothena for Elan prior to the Separation and Distribution.

The payment terms of the Research and Development Services Agreement provide that Elan will pay Prothena: (i) a fixed charge of $500,000 per year based on a charge for two Prothena employees providing the services at a rate of $250,000 each per annum; (ii) research costs including direct overheads and (iii) a mark-up of 10% applied to the fixed charge and research costs such that the total payment reflects a cost-plus standard. The payments will be made on a monthly basis.

Conditions to Completion

The Demerger is subject to the satisfaction or, if permissible under the Demerger Agreement, waiver by Elan of the following conditions:

•	Elan Shareholders shall have approved the deemed in specie distribution at an extraordinary general meeting. This is the Resolution you are being asked to consider at the EGM;
•

Elan’s Board, other than Dr. Lars Ekman who, as noted in Part 1 of this document, has not participated in the deliberations of the Board with respect to the Transaction, shall have duly approved the Transaction;

•

Elan and Prothena shall have received all permits, registrations and consents required under the securities or the “blue sky” laws of states or other political subdivisions of the United States or of foreign jurisdictions;

•

the Form 10 (to which the Information Statement is attached as an exhibit), and a registration statement related to the Prothena stock option plan, shall have become effective and no stop order shall be in effect or, to Elan’s or Prothena’s knowledge, threatened relating to either of such registration statements. An advanced draft of the Form 10 (to which the Information Statement is attached as an exhibit) has been filed with the SEC;

•	prior to the Distribution, the Information Statement shall have been sent to the holders of Elan Shares as of the Distribution Record Date;
•	the Prothena Shares shall have been approved for listing on The NASDAQ Global Market, subject to official notice of issuance;
•

prior to the Distribution, all of Elan’s representatives or designees shall have resigned or been removed as officers and from all boards of directors or similar governing bodies of entities affiliated with Prothena, and all of Prothena’s representatives shall have resigned or been removed from all such bodies of Elan;

•

Elan and Prothena shall have received all governmental approvals and consents and all third party consents necessary to effect the Demerger and to permit the operation of the Prothena Business after the Distribution Date;

•

no order, injunction or decree issued by any court or other governmental authority or other legal restraint preventing consummation of the Distribution or any of the transactions contemplated by the Demerger Agreement or any ancillary agreement, shall have been threatened or be in effect;

•

each of the Demerger Agreement, Tax Matters Agreement, Transitional Services Agreement, Research and Development Services Agreement and the Subscription and Registration Rights Agreement shall have been executed by each party;

•	the reorganization transactions to effect the separation of the businesses of Elan and Prothena, as described in the Demerger Agreement, shall have been consummated;
•

substantially all of the (i) agreements that are exclusively relating to, and are material to, the Prothena Business have been assigned or novated to Prothena, as the case may be, and (ii) agreements that are related to both the Prothena Business and the business of Elan (after giving effect to the Separation and Distribution) that are material to the Prothena Business have been partially assigned to Prothena or have been terminated and replaced by separate agreements (collectively the “Agreements Condition”);

•	the distribution shall not violate or result in a breach of applicable law or any material contract of Elan or Prothena or their subsidiaries; and

•

no other events or developments shall have occurred or shall exist that, in the judgment of Elan’s board of directors, in its sole and absolute discretion, would make it inadvisable to effect the Distribution.

The satisfaction of the foregoing conditions does not create any obligation on Elan’s part to effect the Demerger, and the Board has reserved the right, in its sole discretion, to waive any condition to the Demerger (other than (i) the condition that the Subscription and Registration Rights Agreement will be executed prior to the Separation and Distribution, (ii) the Agreements Condition and (iii) any condition that is mandatory under applicable law) and to abandon, modify or change the terms of the Separation and Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Separation and Distribution, at any time prior to the Distribution Date.

PART 4 – ELAN AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

The following unaudited pro forma condensed consolidated balance sheet at 30 June, 2012 has been prepared to illustrate the effect of the Transaction as if it had occurred on 30 June, 2012.

The underlying financial information has been prepared in accordance with the recognition and measurement principles of IFRS and their interpretations issued by the International Accounting Standards Board, as endorsed by the European Union, effective for years commencing on or after 1 January, 2012.

The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances. The unaudited pro forma condensed consolidated balance sheet is not necessarily indicative of our financial condition had the Transaction been completed on 30 June, 2012 and is not necessarily indicative of our future financial condition.

Unaudited Pro Forma Condensed Consolidated Balance Sheet at June 30, 2012

	At June 30 2012 (1)	Adjustments for Transaction (3) (4)	Pro Forma Consolidated Balance Sheet
Non-Current Assets:
Intangible assets	$133.9	$(0.1)	$133.8
Property, plant and equipment	80.3	(2.5)	77.8
Investments in associates	146.4	—	146.4
Available-for-sale investments	8.5	26.0	34.5
Restricted cash and cash equivalents	13.7	—	13.7
Deferred tax asset	277.9	—	277.9
Other non-current assets	38.1	—	38.1

Total Non-Current Assets	$698.8	$23.4	$722.2

Current Assets:
Cash and cash equivalents	626.4	(145.0)	481.4
Restricted cash and cash equivalents	2.6	—	2.6
Accounts receivable	178.2	—	178.2
Available-for-sale investments	131.9	—	131.9
Inventory	21.8	—	21.8
Income tax prepayment	3.6	—	3.6
Other current assets	22.6	(0.1)	22.5

Total Current Assets	$987.1	$(145.1)	$842.0

Total Assets	$1,685.9	$(121.7)	$1,564.2

Non-Current Liabilities:
Long-term debt	605.6	—	605.6
Other liabilities	29.3	(0.9)	28.4
Provisions	7.2	—	7.2
Income tax payable	3.1	—	3.1

Total Non-Current Liabilities	$645.2	$(0.9)	$644.3

Current Liabilities:
Accounts payable	45.9	(0.1)	45.8
Accrued and other current liabilities	199.0	(1.5)	197.5
Provisions	10.0	—	10.0

Total Current Liabilities	$254.9	$(1.6)	253.3

Total Liabilities	$900.1	$(2.5)	$897.6

Shareholders’ Equity:
Share capital	36.3	—	36.3
Share premium	7,101.8	—	7,101.8
Share-based compensation reserve	257.2	—	257.2
Foreign currency translation reserve	(0.1)	—	(0.1)
Available-for-sale investment reserve	(4.3)	—	(4.3)
Retained loss	(6,605.1)	(119.2)	(6,724.3)

Total Shareholders’ Equity	$785.8	$(119.2)	$666.6

Total Shareholders’ Equity and Liabilities	$1,685.9	$(121.7)	$1,564.2

Notes:

(1)

The unaudited condensed consolidated balance sheet of Elan as at 30 June, 2012 has been extracted from the unaudited condensed consolidated half-year financial statements, which were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, as adopted by the European Union.

(2)

Elan intends to discontinue its remaining drug discovery business activities and as a result, Elan will close its South San Francisco facility and restructure its operations. In connection with this Restructuring, Elan expects to incur substantial cash and non-cash other charges of between $160 million and $180 million, primarily consisting of employee severance costs, facilities costs and other restructuring expenses. The precise amounts to be recorded as other charges will be determined once the Restructuring is complete and may be greater or less than the estimates provided. During the third quarter of 2012, Elan incurred $100.3 million of other charges in connection with the restructuring, consisting of asset impairment charges of $65.1 million, and severance and other costs of $35.2 million. The pro forma condensed consolidated balance sheet does not reflect the impact of the Restructuring.

(3)

Pro forma adjustments - Elan’s assets and liabilities transferring to the Prothena Business had a net asset carrying value of $0.2 million at 30 June, 2012. The recording of Elan’s investment in the Prothena Business at $26.0 million represents Elan’s subscription for 18% of Prothena’s outstanding ordinary shares. As Elan’s investment in Prothena will subsequently be measured at fair value, the fair value may increase or decrease in line with the movements of the price of Prothena Shares following the Transaction. The adjustment to cash and cash equivalents of $145.0 million represents the estimated aggregate amount of the Prothena Cash Contribution and the subscription for the ordinary shares of Prothena Elan expects to acquire from Prothena in connection with the Subscription and aggregate transaction expenses of $20.0 million Elan expects to incur in connection with the Transaction. The adjustment to retained losses of $119.2 million relates to the deemed in specie dividend in connection with the Transaction, estimated to be $99.2 million, as well as the transaction expenses Elan expects to incur in connection with the Transaction, estimated to be $20.0 million. The deemed in specie dividend of $99.2 million is comprised of the aggregate amount of the Prothena Cash Contribution plus the net asset carrying value of the assets and liabilities transferred by Elan to the Prothena Business, estimated to be $0.2 million. The carrying value of the assets and liabilities expected to be transferred by Elan to the Prothena Business and the fair value of the Prothena Shares Elan expects to acquire in connection with the Subscription, may be greater or less than the amounts assumed for the purpose of calculating the pro forma condensed consolidated financial information.

(4)	Except as disclosed above, no adjustment has been made to take account of the trading or other transactions of Elan since 30 June, 2012.

PART 5 – ADDITIONAL INFORMATION

1.	RESPONSIBILITY

The Directors, whose names are set out on page 5 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	ADDITIONAL INFORMATION

(i)	Directors of Prothena

The following persons have been identified as board members of Prothena following the Demerger. Prothena is in the process of identifying other persons who will serve as directors or executive officers after the Demerger. Details of the board members of Prothena and of its executive officers will be provided in the Information Statement.

Name	Age	Position
Lars Ekman	62	Chairman of the board of Prothena
Dale Schenk	55	President and Chief Executive Officer of Prothena

Dr. Lars Ekman will serve as Chairman of the Board of Prothena from immediately prior to the Demerger. He was previously appointed a director of Elan in May 2005. He transitioned from his role as Elan’s president of R&D in 2007 to serve solely as a non-executive director. He joined Elan as executive vice president and president, global R&D, in 2001. Prior to joining Elan, Dr. Ekman was executive vice president, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden. He serves as an executive partner to Sofinnova Ventures and as an advisor to Warburg Pincus. He is a director of Amarin Corporation, plc., Cebix Incorporated, InterMune, Inc., Ocera Inc and is the executive chairman and president of Sophiris Bio, Inc. (formally Protox Therapeutics Inc.).

Dr. Dale Schenk will serve as President and Chief Executive Officer of Prothena from immediately prior to the Demerger. He was previously appointed the head of Prothena Biosciences in March 2009, in addition to his role as Chief Scientific Officer and Executive Vice President at Elan Pharmaceuticals, Inc., in August, 2007 and Chief Scientific Officer and Senior Vice President at Elan Pharmaceuticals, Inc appointed in November, 2004. In his roles at Elan Pharmaceuticals, Inc., he provided the leadership and scientific direction for Elan’s research and development programs. Prior to joining Elan, Dr. Schenk was a founding scientist of Athena Neurosciences which was acquired by Elan Pharmaceuticals. Dr. Schenk has pioneered the immunotherapeutic approach for the treatment of amyloidosis, as exemplified for Alzheimer’s disease. Dr. Schenk’s work in this area — as well as in early detection, testing and other pathways to the disease — has led to the most advanced potential treatment approaches for Alzheimer’s disease. Dr. Schenk earned his BA and PhD in Pharmacology and Physiology from the University of California, San Diego.

(ii)	Significant Shareholders in Prothena immediately following the Transaction

This table below shows the number and percentage of Prothena Shares that is expected to be owned of record and beneficially following the Distribution by each expected director of Prothena. The table also shows the name, and the number and percentage of shares owned by persons who Elan believes will be the beneficial owner more than five (5%) percent of Prothena Shares at the time of the Distribution, based on publicly available information. All information in the table is based upon information available to Elan as of 9 November, 2012 as to the ownership of Elan Shares and is presented as if the Demerger has occurred prior to the dates of ownership information used in the table. Unless indicated otherwise, each beneficial owner is expected to have sole voting and dispositive power with respect to the shares included.

Beneficial Owner	Prothena Shares Beneficially Owned	% of Prothena Shares Outstanding
Elan (1)	3,177,336	18%
Janssen Pharmaceuticals (2)	2,619,421	14.84%
Fidelity Management and Research Company (3)	1,895,019	10.74%
Invesco Limited (4)	1,309,778	7.42%
Wellington Management (5)	976,002	5.53%
Dr. Lars Ekman(6)	2,204	0.012%
Dr. Dale Schenk(7)	211	0.001%

Notes:

(1)

Prior to the Separation and Distribution, a wholly owned subsidiary of Elan will subscribe $26 million and receive Prothena Shares, representing 18% of the outstanding ordinary shares of Prothena (as calculated immediately following the consummation of such subscription). The Subscription will be consummated immediately following the Separation and Distribution. Immediately after the consummation of Elan’s subscription of Prothena Shares, the Incorporator Shares will be mandatorily redeemed by Prothena for their subscription price and cancelled. Elan has agreed to cause the vote of any Prothena Shares that its wholly owned subsidiary acquires immediately following the Separation and Distribution in proportion to the votes cast by other Prothena shareholders and will grant a proxy to Prothena to vote such shares in this manner. Further details in relation to these arrangements are set out in Parts 1 and 3 of this document.

(2)	As reported on the Form TR-1 filed with the Irish Stock Exchange on 18 September, 2009, Janssen Pharmaceuticals controls the voting rights with respect to 107,396,285 Elan Shares.
(3)	As reported on the Form TR-1 filed with the Irish Stock Exchange on 5 November, 2012, Fidelity Management and Research Company controls the voting rights with respect to 77,695,797 Elan Shares.
(4)	As reported on the Form TR-1 filed with the Irish Stock Exchange on 25 September, 2012, Invesco Limited controls the voting rights with respect to 53,700,933 Elan Shares.
(5)	As reported on the Form 13F-HR filed with the SEC on 14 August, 2012, Wellington Management controls 40,016,114 Elan Shares.
(6)	Based on 90, 387 Elan Shares held by Dr. Ekman on 9 November, 2012.
(7)	Based on 8,687 Elan Shares held by Dr. Schenk on 9 November, 2012.

3.	DISTRIBUTION OF THE PROTHENA SHARES TO ELAN SHAREHOLDERS

Prothena will release its ordinary shares to the Distribution Agent for distribution to Elan Shareholders. Depending on the form in which the Elan Shareholders hold their Elan Shares, the Prothena Shares will be distributed to such holder in the following manner:

•

If you beneficially own Elan ADSs through a broker or other nominee, who in turn holds the Elan ADSs through The Depository Trust Company (“DTC”), the broker or other nominee would be said to hold the ADSs in “street name” and ownership would be recorded on the broker or other nominee’s books. If you hold your ADSs through a broker or other nominee in this manner, the Distribution Agent will electronically issue to your broker or other nominee, via DTC, on the Distribution Date, the Prothena Shares to which you are entitled, and your broker or other nominee will credit your account for the Prothena Shares that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having Prothena Shares held in “street name,” we encourage you to contact your broker or other nominee.

•

If you own Elan Ordinary Shares through a broker or other nominee, who in turn holds the Elan Ordinary Shares through CREST, the Distribution Agent will, prior to the consummation of the Separation and Distribution, provide such broker or other nominee with an election to transfer the Prothena Shares to be issued in the Separation and Distribution to a U.S. custodian, which will be a broker or other nominee that is a DTC participant. The transfer of ordinary shares to the U.S. custodian will be completed through a process called Deposit/Withdrawal At Custodian (“DWAC”), pursuant to which a DTC participant, in this case, the US Custodian, requests as directed by your broker or other nominee that such ordinary shares be electronically transferred into the US Custodian’s account in DTC to be held on your behalf in a process facilitated by Prothena’s transfer agent, Computershare Investor Services. This election may be submitted to the Distribution Agent by your broker or other nominee, along with a duly executed stock transfer form, which will include a Medallion Guarantee, at any time prior to the Separation and Distribution or within 5 business days of the completion of the Separation and Distribution. If the election is made prior to the Separation and Distribution, we expect that the U.S. custodian will initiate the DWAC, and the Prothena Shares will be deposited with the DTC on the Distribution Date or as soon as practicable thereafter. If the election is made following the Separation and Distribution but within 5 business days of the Separation and Distribution, we expect that the U.S. custodian will initiate the DWAC, and the Prothena Shares will be deposited with the DTC as promptly as practicable following submission of such election. Once the DWAC is initiated by the U.S. custodian and approved by the transfer agent, the US Custodian would be said to hold the shares in “street name” and the US Custodian will credit your account for the Prothena Shares that you are entitled to receive in the distribution.

If your broker or nominee does not submit an election to transfer the Prothena Shares to a U.S. custodian (to be held through DTC) and enable the initiation of the DWAC within the prescribed time period, the Distribution Agent will deliver to your broker or nominee a physical stock certificate evidencing your Prothena Shares as soon as practicable following such date, registered in the name of your broker or nominee. If you have any questions concerning your Prothena Shares or with respect to the DWAC process, we encourage you to contact your broker or other nominee.

•

If you are not a resident of the European Economic Area (“EEA”) and own Elan Shares in registered form, either in book-entry form through an account at Elan’s transfer agent and/or in the form of physical stock certificates, the Distribution Agent will deliver to you physical stock certificates evidencing your Prothena Shares as soon as practicable following the completion of the Separation and Distribution.

•	If you are a resident of the European Economic Area (“EEA”) and own Elan Shares in registered form, either in book-entry form through an account at Elan’s transfer agent and/or in the form of physical stock certificates, the Distribution Agent will electronically issue the Prothena Shares to which you are entitled to a corporate sponsored nominee (via DTC) and credit your account with the amount of Prothena Shares to which you are entitled. On or shortly after the distribution date, the nominee will mail to you an account statement evidencing your ownership of the Prothena Shares. Prior to the Separation and Distribution, you will have the opportunity to opt out of this arrangement, and instead receive physical stock certificates by contacting Computershare by phone at + 353 1 4475107 or by post to Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland.

Elan shareholders that hold (i) their Elan Ordinary Shares through CREST, (ii) their Elan Ordinary Shares in the form of physical ordinary stock certificates and/or (iii) their Elan ADSs in certificated form or book-entry form through Elan’s ADS transfer agent should be aware that such holder’s will not be permitted to trade their Prothena Shares on the NASDAQ Global Market unless such shares are held through DTC. Such holders’ ability to sell their shares and liquidate their investment in the Prothena Shares may be significantly limited until such holders otherwise deposit their Prothena Shares into DTC through a DTC participant.

Any holders that receive their Prothena Shares in electronic form, either via DTC or the corporate sponsored nominee, may request from Computershare at any time physical stock certificates in respect of their Prothena Shares.

Certain holders beneficially own their ordinary shares of Elan through Elan ADSs. Thus, pursuant to the Separation and Distribution, at the Distribution Time, Citibank, N.A., Elan’s ADS Depositary, will be entitled to receive Prothena Shares. In lieu of electronically distributing Prothena Shares to the Depositary, the Depositary will provide Prothena’s Distribution Agent with records to enable the Distribution Agent to electronically distribute Prothena Shares to the holders of Elan ADSs entitled thereto. The Depositary will not be responsible for the distribution of any of the Prothena Shares.

Elan’s shareholders will not be required to pay for Prothena Shares received in the distribution, or to surrender or exchange Elan Ordinary Shares or Elan ADSs in order to receive Prothena Shares, or to take any other action in connection with the Separation and Distribution.

Fractional Entitlements to Prothena Shares

No fractional Prothena Shares will be distributed as part of the Demerger. Instead as soon as practicable after the Distribution Date, the Distribution Agent will aggregate fractional Prothena share interests into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds (after deduction of any required costs and taxes) from the sales on a pro rata basis to each holder who would otherwise have been entitled to receive a fractional share in the Distribution. The Distribution Agent may select one or more broker-dealers, provided that no such entity is an affiliate of Elan or Prothena. None of Elan or Prothena or the Distribution Agent will guarantee any minimum sale price for the fractional Prothena ordinary share interests aggregated and sold on the open market, or pay any interest with respect to such sale proceeds. Payment of cash in lieu of fractional Prothena Shares will be made solely for the purpose of avoiding the expense and inconvenience to Prothena of issuing fractional Prothena Shares and will not represent separately bargained-for consideration.

4.	MATERIAL TAX CONSEQUENCES OF THE DEMERGER AND RELATED TRANSACTIONS

The attention of Elan Shareholders who will become Prothena Shareholders consequent to the Separation and Distribution is drawn to the taxation information which will be contained in the Information Statement.

Material U.S. Federal Income Tax Consequences of the Separation and Distribution and Related Transactions

The following discussion summarises the material U.S. federal income tax consequences of the Separation and Distribution and related transactions to certain beneficial owners of Elan Ordinary Shares and/or Elan ADSs that hold their shares or ADSs as capital assets. This discussion is based on the Code, the Treasury regulations promulgated thereunder, judicial opinions, published positions of the IRS, and all other applicable authorities as of the date of this preliminary information statement, all of which are subject to change, possibly with retroactive effect.

For purposes of this summary, a “U.S. holder” means any beneficial owner of Elan Ordinary Shares and/or Elan ADSs that, for U.S. federal income tax purposes, is (1) an individual U.S. citizen or resident; (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust that (a) is subject to the primary supervision of a court within the United States and subject to the authority of one or more U.S. persons to control all substantial trust decisions, or (b) was in existence on August 20, 1996 and has properly elected under applicable Treasury regulations to be treated as a U.S. person.

This summary does not address the U.S. federal income tax consequences of the Separation and Distribution and related transactions to a beneficial owner of Elan Ordinary Shares and/or Elan ADSs that is not a U.S. holder. In addition, this summary does not address the tax consequences of these transactions under U.S. federal estate, gift or alternative minimum tax laws or under any state, local or non-U.S. laws.

This summary is of a general nature and does not purport to deal with all tax considerations that may be relevant to persons in special tax situations, including but not limited to:

•	partnerships or other pass-through entities for U.S. federal income tax purposes, and investors in such entities;

•	non-resident alien individuals;

•	non-U.S. entities;

•	non-U.S. estates and trusts and beneficiaries thereof;

•	holders whose functional currency is not the U.S. dollar;

•	tax exempt entities;

•	holders who acquired their Elan Ordinary Shares and/or Elan ADSs pursuant to the exercise of employee stock options or otherwise as compensation;

•	banks, financial institutions or insurance companies;

•	dealers or traders in securities or currencies;

•	former citizens or long-term residents of the United States;

•

holders who hold their Elan Ordinary Shares and/or Elan ADSs as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated transaction,” “constructive sale” or other risk-reduction transaction;

•	holders who are subject to the alternative minimum tax; or

•	real estate investment trusts, regulated investment companies or grantor trusts.

Elan Shareholders should consult their own tax advisors concerning the tax consequences of the Separation and Distribution and related transactions to them, including the application of U.S. federal, state and local and non-U.S. tax laws in light of their particular circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.

Elan expects to receive an opinion on the closing date of the Prothena Transaction from its US tax advisors to the effect that the Separation and Distribution should qualify as a reorganization under section 368(a)(1) (D) of the Code, and the Distribution, as such, should qualify as a distribution of Prothena Shares to Elan Shareholders under section 355 of the Code. However, the Separation and Distribution are not conditioned on the receipt of an opinion confirming these expected U.S. federal income tax consequences, nor will Elan seek a ruling from the IRS addressing the Separation and Distribution and related transactions.

These opinions, if delivered by the tax advisors, will be based on, among other things, certain assumptions and representations as to factual matters made by Elan (on behalf of itself and Prothena) which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by the tax advisors in the opinions. It also should be noted that there is a lack of binding administrative and judicial authority addressing the qualification under sections 355 and 368(a)(1)(D) of the Code of transactions substantially similar to the Separation and Distribution and related transactions. As a result, the IRS could subsequently assert, and a court could determine, that the Separation and Distribution constitute a taxable transaction for U.S. federal income tax purposes.

Material U.S. Federal Income Tax Consequences to U.S. Holders if the Separation and Distribution Qualify as a Tax-Free Reorganization

If the Separation and Distribution qualify for U.S. federal income tax purposes as a tax-free reorganization under section 368(a)(1)(D) of the Code and the distribution, as such, qualifies as a non-taxable distribution under section 355 of the Code, a U.S. holder of Elan Ordinary Shares and/or Elan ADSs generally should have the following tax consequences upon receipt of Prothena Shares:

•	such holder should recognize no gain or loss upon the receipt of Prothena Shares in the distribution, except with respect to any cash received in lieu of fractional Prothena Shares;

•

such holder’s aggregate tax basis in its Elan Ordinary Shares and/or Elan ADSs and its Prothena Shares (including any fractional shares to which such holder would be entitled) should equal such holder’s aggregate tax basis in its Elan Ordinary Shares and/or Elan ADSs immediately prior to the distribution, allocated between the Elan Ordinary Shares and/or Elan ADSs, on the one hand, and Prothena Shares, on the other, in proportion to the fair market value of each;

•	such holder’s holding period in its Prothena Shares should include such holder’s holding period in its Elan ordinary shares and/or Elan ADSs on which the distribution was made; and

•

such holder’s receipt of cash in lieu of a fractional Prothena Share should be treated as though such holder first received a distribution of the fractional share in the distribution and then sold the fractional share for the amount of cash such holder actually receives, such holder should recognize capital gain or loss measured by the difference between the cash received for the fractional share and the tax basis in that fractional share, determined as described above, and this capital gain or loss should be long-term capital gain or loss if such holder’s holding period for the Elan Ordinary Shares and/or Elan ADSs, with respect to which such holder received the fractional share, is more than one year on the distribution date.

U.S. holders that acquired blocks of Elan Ordinary Shares and/or Elan ADSs at different times or at different prices should consult their own tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the determination of their holding period in, Prothena Shares received in the distribution.

Material U.S. Federal Income Tax Consequences to U.S. Holders if the Separation and Distribution Do Not Qualify as a Tax-Free Reorganization

If it is ultimately determined that the Separation and Distribution do not qualify as a tax–free reorganization under section 368(a)(1)(D) of the Code, each U.S. holder of Elan Ordinary Shares and/or Elan ADSs who receives Prothena Shares in the distribution generally would be treated for U.S. federal income tax purposes as receiving a taxable distribution in an amount equal to the fair market value of the Prothena Shares received. The full value of the Prothena Shares received by a U.S. holder generally would constitute a dividend for U.S. federal income tax purposes to the extent of such holder’s pro rata share of Elan’s current and accumulated earnings and profits, including earnings and profits resulting from Elan’s recognition of gain pursuant to the Separation and Distribution. Under Treasury regulations, the distribution of Prothena Shares would be presumed to be a taxable dividend except to the extent Elan demonstrated that the distribution was not from earnings and profits, as computed under U.S. federal income tax principles, which Elan does not expect it would do.

Under current law scheduled to expire at the end of 2012, assuming certain holding period and other requirements are met, U.S. holders of Elan Ordinary Shares and/or Elan ADSs who are individual citizens or residents of the United States may be subject to reduced U.S. federal income tax rates with respect to dividend income recognized pursuant to the distribution. Amounts in excess of a U.S. holder’s pro rata share of Elan’s current and accumulated earnings and profits generally should be treated as a non–taxable return of capital to the extent of such holder’s tax basis in its Elan Ordinary Shares and/or Elan ADSs and thereafter as capital gain. Under current law scheduled to expire at the end of 2012, individual citizens or residents of the United States are subject to U.S. federal income tax on long–term capital gains (that is, capital gains on assets held for more than one year on the disposition date) at a maximum rate of 15%. Certain U.S. holders could be subject to additional special rules governing taxable distributions, such as those relating to the dividends received deduction and extraordinary dividends.

A U.S. holder’s tax basis in its Prothena Shares received in a taxable distribution generally would equal the fair market value of such ordinary shares on the distribution date, and the holding period for those shares generally would begin on the day after the distribution date.

Material U.S. Federal Income Tax Consequences of the Separation and Distribution to Elan

If the Separation and Distribution qualify as a tax-free reorganization under section 368(a)(1)(D) of the Code, Elan generally should not recognize any gain or loss on the contribution of property to Prothena or the distribution of our ordinary shares to Elan shareholders. By contrast, Elan generally would recognize gain if the Separation and Distribution do not qualify as a tax-free reorganization under section 368(a)(1)(D) of the Code or, alternatively, if section 355(e) of the Code applies to the distribution because 50% or more (by vote or value) of Prothena’s Shares, on the one hand, or Elan’s Ordinary Shares and/or Elan’s ADSs, on the other, are acquired or issued as part of a plan or series of related transactions that includes the distribution. However, any gain recognized by Elan in either case generally should not be subject to U.S. federal income tax.

Prothena’s Expected Status as a Passive Foreign Investment Company

Special U.S. federal income tax rules apply to U.S. holders owning stock of a passive foreign investment company (“PFIC”). A non-U.S. corporation will be treated as a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look through” rules, either (i) 75 percent or more of such corporation’s gross income is passive income, or (ii) 50 percent or more of the average value of such corporation’s assets are considered “passive assets” (generally, assets that generate passive income). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Cash and assets readily convertible into cash are categorized as passive assets. For purposes of determining whether a non-U.S. corporation will be considered a PFIC, the corporation will be treated as holding its proportionate share of the assets, and receiving directly its proportionate share of the income, of any other corporation in which such non-U.S. corporation owns, directly or indirectly, more than 25 percent (by value) of the stock.

While the determination of PFIC status for any taxable year is very fact specific and generally cannot be made until the close of the taxable year in question, Prothena expects to be treated as a PFIC immediately after the distribution and to remain a PFIC in the immediate future. If Prothena is classified as a PFIC in any taxable year during which a U.S. holder holds its Prothena Shares, Prothena generally would continue to be treated as a PFIC as to such holder in all succeeding taxable years, regardless of whether Prothena continues to meet the PFIC income test or PFIC asset test discussed above. In such case, subject to the discussion below of the mark-to-market election, a U.S. holder of Prothena Shares would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of our ordinary shares or upon the receipt of certain distributions that constitute “excess distributions” under the PFIC rules (generally, the portion of any distributions received by such holder on Prothena Shares in a taxable year in excess of 125% of the average annual distributions received in the preceding three taxable years or, if shorter, such holder’s holding period for the Prothena Shares).

If Prothena is or becomes a PFIC, and Prothena Shares are treated as “marketable stock” for purposes of the PFIC rules, a U.S. holder of Prothena Shares generally could make a mark-to-market election to elect out of the PFIC rules described above regarding excess distributions and recognized gains. In such case, a U.S. holder generally would include in income, as ordinary income, for each taxable year that we are a PFIC the excess, if any, of the fair market value of such holder’s Prothena Shares at the end of such taxable year over such holder’s adjusted tax basis in such Prothena Shares, and generally would be allowed to take an ordinary loss in respect of the excess, if any, of such holder’s adjusted tax basis in Prothena Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). A U.S. holder’s tax basis in the Prothena Shares would be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of Prothena Shares would be treated as ordinary income, and any loss recognized would be treated as ordinary loss to the extent of any net mark-to-market income for prior taxable years. The reduced rates of taxation applicable to qualified dividend income under current law generally would not apply. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded other than in de minimis quantities on at least 15 days during each calendar quarter for any calendar year on a qualified exchange or other market as defined in the applicable Treasury regulations. Once made, the election cannot be revoked without the consent of the IRS, unless the shares cease to be marketable. Because a mark-to-market election may not be available for equity interests in any lower-tier PFICs that Prothena owns, a U.S. holder of Prothena Shares may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by Prothena that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

In addition to the mark-to-market election, a U.S. holder of Prothena Shares may, subject to certain limitations, avoid the PFIC rules described above regarding excess distributions and recognized gains by making a timely qualified electing fund (“QEF”) election to be taxed currently on such holder’s pro rata portion of the PFIC’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income). However, this option would not be available to U.S. holders of Prothena Shares because we do not intend to prepare, or share, the information that would enable holders to make a QEF election.

A U.S. holder that owns shares in a PFIC may have to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), whether or not a mark-to-market election or QEF election is or has been made, with such U.S. holder’s U.S. federal income tax return and provide such other information as may be required by the United States Treasury Department.

Elan shareholders should consult their own tax advisors regarding the tax consequences to them of owning and disposing of Prothena Shares, particularly the consequences of our classification as a PFIC, the availability and desirability of a mark-to-market election under the PFIC rules and the related reporting requirements.

Information Reporting and Backup Withholding Requirements

Each U.S. holder that, immediately before the distribution, owned at least 5% (by vote or value) of Elan’s total outstanding ordinary shares and ADSs must attach to such holder’s U.S. federal income tax return for the year in which our ordinary shares are received a statement setting forth certain information related to the distribution.

Payments of cash in lieu of fractional Prothena Shares may, under certain circumstances, be subject to backup withholding, unless the holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the applicable holder’s U.S. federal income tax liability, provided that such holder furnishes the required information to the IRS.

The foregoing is a summary of the material U.S. federal income tax consequences of the Separation and Distribution and related transactions under current law and particular circumstances. The foregoing does not purport to address all U.S. federal income tax consequences of the Separation and Distribution and related transactions or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of Elan shareholders. Each Elan shareholder should consult its own tax advisor as to the particular tax consequences of the Separation and Distribution and related transactions to such shareholder, including the application of U.S. federal, state and local and non-U.S. tax laws, and the effect of possible changes in any tax laws that may affect the tax consequences described above.

Material Irish Tax Consequences of the Distribution

The information set out in these paragraphs is intended as a brief and general guide only based on current legislation and the current published practice of the Revenue Commissioners of Ireland. It relates only to certain limited aspects of the Irish taxation treatment for holders of Elan Ordinary Shares or Elan ADSs. It is intended to apply only, except to the extent stated below, to persons who are resident and, if individuals, ordinarily resident and domiciled in Ireland for Irish tax purposes, and who are absolute beneficial holders of Elan Ordinary Shares or Elan ADSs and who hold them as investments (and not as securities to be realized in the course of a trade). The information set out below may not apply to certain holders of Elan Ordinary Shares or Elan ADSs, such as dealers in securities, insurance companies and those holders who have (or are deemed to have) acquired their Elan Ordinary Shares or Elan ADSs by virtue of an office or employment. Such persons may be subject to special rules.

It should be noted that specific confirmation as to the tax treatment of the distribution for relevant holders of Elan Ordinary Shares or Elan ADSs has not been sought from the Revenue Commissioners of Ireland.

Taxation of Chargeable Gains

Subject to the point noted below in respect of the receipt of cash proceeds as a result of a sale of a fractional entitlement to a Prothena Share, the Demerger should be treated as a reorganization for the purposes of Irish chargeable gains. Accordingly holders of Elan Ordinary Shares or Elan ADSs should not be treated, by virtue of the receipt of Prothena Shares pursuant to the Demerger, as making a disposal or part disposal of their Elan Ordinary Shares or Elan ADSs for the purposes of taxation of chargeable gains. The Prothena Shares, issued to each holder of Elan Ordinary Shares or Elan ADSs, on Completion, should be treated as the same asset and as having been acquired at the same time as the relevant Elan Ordinary Shares or Elan ADSs. On that basis, holders of Elan Ordinary Shares or Elan ADSs should not incur a liability to taxation of chargeable gains in respect of the Demerger.

Subject to the point noted below in respect of the receipt of cash proceeds as a result of a sale of a fractional entitlement to a Prothena Share, a holder of Elan Ordinary Shares or Elan ADSs aggregate base cost in his Elan ordinary shares or Elan ADSs and Prothena Shares immediately after the Demerger should be the same as his base cost in his relevant Elan Ordinary Shares or Elan ADSs immediately before the Demerger. A holder of Elan Ordinary Shares or Elan ADSs base cost should be apportioned between his Elan Ordinary Shares or Elan ADSs and Prothena Shares by reference to their respective market values on the first day on which the market values or prices are quoted or published for such shares.

A holder of Elan Ordinary Shares which is an Irish resident company owning 5% or more of the share capital of Elan, and which meets all of the conditions for exemption from CGT under s626B Taxes Consolidation Act 1997 will, rather than the treatment described above, be treated for Irish capital gains tax purposes as having made a part disposal of an interest in Elan shares which will be exempt from capital gains tax under the provisions of s626B Taxes Consolidation Act 1997. The receipt of Prothena Shares shall be treated as a new acquisition of Prothena Shares at market value on the first day on which market prices or prices are quoted or published for such shares and shall constitute a new acquisition of shares for the purposes of s626B Taxes Consolidation Act 1997 for a future disposal of those shares. The base cost of such holders’ Elan Ordinary Shares shall be reduced by the relative market value of a Prothena Share to an Elan share on the first day on which market prices or prices are quoted or published for such shares to adjust for the deemed part disposal described above.

A holder of Elan Ordinary Shares or Elan ADSs who receives a cash payment as a result of a disposal of a fractional entitlement to a Prothena Share will be treated as having made a partial disposal of their Elan ordinary shares or Elan ADSs and this may give rise to a chargeable gain, subject to the availability of an applicable relief or exemption. In particular, it should be noted that Irish resident individual shareholders are able to avail themselves of an annual chargeable gains exemption equal to € 1,270.

The Demerger should have no consequence from an Irish chargeable gains perspective for holders of Elan Ordinary Shares or Elan ADSs who are neither resident nor ordinarily resident in Ireland and do not hold such shares / ADSs in connection with a trade or business carried on by such holder in Ireland through a branch or agency. This is on the basis that such holders fall outside the scope of the charging provisions contained in the Irish legislation applicable to the taxation of chargeable gains.

Taxation of Income

It is the established practice of the Revenue Commissioners of Ireland to treat any distribution that may arise in connection with a transfer of assets by way of demerger and a related issue of Ordinary Shares by the transferee entity to holders of shares in the transferring entity as not being a distribution taxable as income in the hands of the relevant shareholder. Accordingly the Demerger should not give rise to any liability to tax on income for any holder of Elan Ordinary Shares or Elan ADSs. In addition, there should be no requirement for Elan Corporation plc to account for Irish dividend withholding tax.

Stamp Duty

Relevant holders of Elan Ordinary Shares or Elan ADSs should have no liability to account for any stamp duty in connection with the receipt of Prothena Shares pursuant to the Demerger.

For additional information, see section 5 of this Part 5 ‘Irish Taxation and Stamp Duty Matters Relating to the Holding of Prothena Shares.’

Material UK Tax Consequences of the Distribution

The comments set out below are based on current tax law as applied in the United Kingdom (“UK”) and H.M. Revenues Custom (“HMRC”) practice as at the date of this Circular, both of which are subject to change, possibly with retrospective effect. The comments are intended as a general guide and only apply for holders of Elan Ordinary Shares or Elan ADSs who are solely resident, and in the case of an individual, ordinarily resident, for tax purposes in the UK, who hold their shares in Elan as an investment and who are the absolute beneficial owners thereof. Certain categories of Elan shareholders, such as traders, brokers, financial institutions, investment companies and collective investment schemes, shareholders who acquired their shares by virtue of an office or employment related to the Elan group, and shareholders who hold 10% or more of the Elan Ordinary Shares or Elan ADSs may be subject to special rules and this summary does not apply to such shareholders. Elan shareholders should consult their own professional advisors if they are in any doubt about their own tax position as this summary is not intended to be specific tax advice.

Tax Implications of the Demerger

The proposed demerger will involve a deemed in specie distribution of Elan’s entire shareholdings in Neotope Biosciences, Onclave and Prothena US to a newly incorporated Irish company (“Prothena”), held outside the group, in exchange for an issue of ordinary shares by Prothena to all the current holders of Elan Ordinary Shares and Elan ADSs in their existing proportions. Each shareholder in Elan will therefore be in receipt of ordinary shares in Prothena, which effectively represent a distribution to them by Elan.

There is currently some uncertainty as to whether HMRC regard distributions from foreign companies, such as Elan, as being income or capital in nature. Whilst UK tax law contains detailed rules as to what constitutes an income distribution by a UK company, these rules do not apply to distributions by foreign companies. The UK tax treatment of foreign company distributions as either income or capital is largely governed by case law and HMRC practice.

Based on the proposed transaction and the underlying Irish legal analysis, it is our view that the above distributions to the shareholders in Elan should be regarded as a capital distribution for UK tax purposes. To confirm the UK tax treatment of the proposed distributions to UK shareholders in Elan, a clearance application was submitted to HMRC seeking their confirmation of the tax analysis based on the proposed demerger plan. The clearance application sought HMRC confirmation that the distributions will be regarded as capital distributions for UK shareholders and that relevant reconstruction reliefs are available. HMRC clearance has now been received confirming that capital gains tax reconstruction reliefs will be available and will not be prevented from applying by anti-avoidance rules. Consequently, the tax implications for UK holders of Elan Ordinary Shares and Elan ADSs can be summarized as follows:

Tax Analysis

UK Individual Shareholders.

On the basis that the distribution from Elan should be regarded as being capital in nature, no UK income tax charge should arise for UK individuals on receipt of the Prothena Shares on the basis that the charge does not extend to dividends of a capital nature. The receipt of the Prothena Shares will instead be treated as a capital distribution for UK tax purposes. Receipt of a capital distribution could, in the absence of specific relief, give rise to a UK capital gains tax charge in the hands of UK individuals. However, HMRC have now confirmed that the relevant capital gains tax reconstruction relief should be available, and so no capital gains charge should arise. Instead, the receipt of the shares in Prothena will be treated for UK capital gains tax purposes as a reconstruction of the individual’s shareholding in Elan such that there is no disposal of their holding of ordinary shares or ADSs.

In effect, the shares / ADSs in Elan and the shares in Prothena after the demerger should, taken together, be treated as the same asset acquired at the same time as their existing Elan Ordinary Shares / ADSs were acquired by the individual. The individual’s original tax base cost in their Elan Ordinary Shares / ADSs will be proportionately split between their Elan Ordinary Shares / ADSs and their new shares in Prothena.

However, where a holder of Elan Ordinary Shares or Elan ADSs receives a cash payment as a result of a disposal of a fractional entitlement to a Prothena Share, a partial disposal of their Elan Ordinary Shares or Elan ADSs will arise and this may result in a chargeable gain, subject to the availability of an applicable relief or exemption.

UK Corporate Shareholders

The receipt of shares in Prothena by current Elan UK corporate investors in proportion to their existing holding of Elan Ordinary Shares or ADSs as part of the demerger will be treated as a distribution from Elan. The receipt of company distributions by corporate shareholders (whether from UK or foreign companies, and whether income or capital in nature) is now subject to UK corporation tax in full, but subject to exemption. There are two exemption regimes available for UK companies receiving distributions; one for ‘small’ companies and one for ‘not small’ companies as defined. A company is small if it has less than 50 employees and either turnover of less than €10m, or gross assets less than €10m.

Under the ‘small’ exemption certain distributions (which would include normal dividends and in specie distributions) should be exempt as long as the paying company is resident in a qualifying territory and does not receive any form of foreign tax deduction for the payment. It is anticipated that the proposed Elan distribution should meet these conditions for small UK corporate investors so that the receipt should be exempt from UK corporation tax.

Under the ‘not small’ exemption, the receipt of a distribution is exempt if the distribution falls within a qualifying exempt class and certain anti-avoidance rules do not apply. Again, it is anticipated that the proposed Elan distribution should be exempt under at least one of the exempt classes for not small UK corporate investors so that the receipt should be exempt from UK corporation tax.

There is no required minimum shareholding which a UK corporate investor must hold in Elan to qualify under either the ‘small’ or ‘not small’ exemption regimes above.

Stamp Duty

Relevant holders of Elan Ordinary Shares or Elan ADSs should have no liability to account for any UK stamp duty or stamp duty reserve tax in connection with their receipt of Prothena Shares pursuant to the distribution.

5.	IRISH TAXATION AND STAMP DUTY MATTERS RELATING TO THE HOLDING OF PROTHENA SHARES

The information set out in these paragraphs is intended as a brief and general guide only based on current legislation and the current published practice of the Revenue Commissioners of Ireland. Legislative, administrative or judicial changes may modify the tax consequences described below. The statements do not constitute tax advice and are intended only as a general guide. This information relates only to the certain limited aspects of the Irish taxation treatment for the holders of Prothena Shares. It is intended to apply only to persons are absolute beneficial holders of Prothena Shares and who hold them as investments (and not as securities to be realized in the course of a trade). The information set out below may not apply to certain holders of Prothena Shares such as dealers in securities, insurance companies and those holders who have (or are deemed to have) acquired their Prothena Shares by virtue of an office or employment. Such persons may be subject to special rules. This summary is not exhaustive and shareholders should consult their own tax advisers as to the tax consequences in Ireland, or other relevant jurisdictions where we operate, including the acquisition, ownership and disposition of ordinary shares.

Stamp Duty

Irish stamp duty may be payable in respect of transfers of Prothena Shares at the rate of 1%.

Shares Held Through The Depository Trust Company

Transfers of Prothena Shares from a seller who holds shares through The Depository Trust Company (“DTC”) to a buyer who holds the acquired shares through DTC should not be subject to Irish stamp duty.

Shares Held Outside of The Depository Trust Company or Transferred Into or Out of The Depository Trust Company

A transfer of Prothena Shares (i) by a seller who holds shares outside of DTC to any buyer, or (ii) by a seller who holds the shares through DTC to a buyer who holds the acquired shares outside of DTC, may be subject to Irish stamp duty (currently at the rate of 1% of the price paid or the market value of the shares acquired, if higher) payable by the buyer.

A shareholder who holds Prothena Shares outside of DTC may transfer those shares into DTC (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and, at the time of the transfer into DTC (or out of DTC), there is no sale of the shares to a third party being contemplated by a beneficial owner. In order to benefit from this exemption from Irish stamp duty, the seller must confirm to Prothena that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and there is no agreement for the sale of the shares by the beneficial owner to a third party being contemplated.

Payment of Stamp Duty

Prothena’s official share register is maintained in Ireland. Registration in this share register is determinative of shareholding. Only shareholders will be entitled to receive dividends. Subject to certain exceptions, only shareholders will be entitled to vote at general meetings.

A written instrument of transfer is required under Irish law in order for a transfer of the legal ownership of shares to be registered on Prothena’s official share register. Such instruments of transfer may be subject to Irish stamp duty, which must be paid prior to the official share register being updated. A holder of ordinary shares who holds shares through DTC will not be the legal owner of such shares (instead, the depository (for example, Cede & Co., as nominee for DTC) will be the holder of record of such shares). Accordingly, a transfer of shares from a person who holds such shares through DTC to a person who also holds such shares through DTC will not be registered in Prothena’s official share register, i.e., the nominee of the depository will remain the record holder of such shares.

As stated above, to the extent that stamp duty is due but has not been paid, Prothena may, in its absolute discretion, pay (or cause one of its affiliates to pay) the outstanding stamp duty in respect of a transfer of shares. Prothena’s articles of association provide that, in the event of any such payment, Prothena (i) may seek reimbursement from the transferor or transferee (at its discretion), (ii) may set-off the amount of the stamp duty against future dividends payable to the transferor or transferee (at its discretion), and (iii) will have a lien against the ordinary shares on which Prothena has paid stamp duty.

Irish Tax on Capital Gains

Disposal of Prothena Shares.

A liability to Irish tax on capital gains on a disposal of Prothena Shares depends on the individual circumstances of each shareholder.

(i)	Non-Irish resident shareholders:

Shareholders should not be subject to Irish tax on capital gains on a disposal of Prothena Shares if such holders are neither resident nor ordinarily resident in Ireland and do not hold such shares in connection with a trade or business carried on by such holder in Ireland through a branch or agency.

(ii)	Irish resident shareholders:

Shareholders who are resident or ordinarily resident in Ireland for tax purposes, or who hold their shares in connection with a trade or business carried on by such holder in Ireland through a branch or agency may be subject to Irish tax on capital gains at the rate of 30% if they dispose of Prothena Shares. Shareholders falling into this category should consult their own tax advisers as to the tax consequences of such a disposal.

Dividends

Prothena does not currently intend to pay dividends to its shareholders. A payment of a dividend by an Irish resident entity is subject to dividend withholding tax at the current rate of 20% (subject to applicable exemptions).

Capital Acquisitions Tax

Irish capital acquisitions tax (“CAT”) is comprised of gift tax and inheritance tax. CAT could apply to a gift or inheritance of Prothena Shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because Prothena Shares are regarded as property situated in Ireland as Prothena’s share register must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT. CAT is levied at a rate of 30% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same category of relationship for CAT purposes.

6.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of A&L Goodbody Solicitors, International Financial Services Centre, North Wall Quay, Dublin 1, Ireland and at the registered office of the Company from the date of this document up to and including the date of the Extraordinary General Meeting:

(a)	the Memorandum and Articles of Association of the Company;

(b)	the 2011 Annual Report, the 2012 Half-Yearly Financial Report and the Third Quarter Financial Report;

(c)	the Principal Transaction Documents;

(d)

a preliminary draft of the Form 10 and Information Statement, as filed with the SEC (which has not been declared effective). The SEC has not determined if the Information Statement is truthful or complete and any representation to the contrary is a criminal offence under U.S. law; and

(e)	this document.

Dated: 12 November, 2012

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

“1990 Act”	the Companies Act 1990;

“1983 Act”	the Companies (Amendment) Act 1983;

“2011 Annual Report”	means the annual report and financial statements of the Company in respect of the year ended 31 December, 2011;

“Adjusted EBITDA”	means net income / (loss) under U.S. GAAP plus or minus net income or loss from discontinued operations, net interest expense, provision for or benefit from income taxes, depreciation and amortisation of costs and revenue, share based compensation, other net charges or gains, net loss on equity method investments and net investment gains or losses;

“Admission”	admission of the Prothena Shares to trading on NASDAQ, with trading expected to commence on a “when issued” basis prior to the Distribution and with “regular-way” trading expected to begin on the first trading day following the Distribution Date;

“AIA”	the Alzheimer’s Institute of America, an organisation with which Elan is involved in litigation (the law suit was dismissed with prejudice but this result is being appealed by AIA);

“American Depositary Receipts” or “ADRs”	means American Depositary Receipts , evidencing ADSs;

“American Depositary Shares” or “ADSs” or “Elan ADSs”	means Amercian Depositary Shares, each of which represents one Ordinary Share in Elan;

“Articles” or “Articles of Association”	the Articles of Association of the Company;

“Board” or “Directors”	the board of directors of the Company as at the date of this document whose names are set out on page 5 of this document unless otherwise indicated;

“Business Days”	a day, not being a Saturday, Sunday or public holiday, on which banks in Dublin and New York are open for a business;

“Circular”	this document dated 12 November, 2012;

“Companies Acts”	the Companies Acts 1963-2012 and every statutory extension, modification or re-enactment thereof from time to time in force;

“Completion”	completion of the Demerger;

“Continuing Group”	the Elan Group excluding the Prothena Business;

“Corporate Nominee”	means Computershare Company Nominees Limited;

“CREST”	means the relevant system (as defined in the Companies Act 1990 (Uncertificated Securities) Regulations 1996 of Ireland (as amended, enabling title to securities to be evidenced and transferred in dematerialised form operated by CRESTCo Limited;

“CSN Facility”	means the corporate services nominee facility provided by the corporate nominee in respect of the Prothena Shares;

“Debt Issuance”	the issue by the Elan Group at par of $600 million in aggregate principal amount of 2019 Senior Notes, carrying a coupon of 6.25% per year, which issuance was completed on 1 October, 2012;

“Debt Repurchase and Redemption”	the repurchase by way of a tender offer and the redemption by Elan of all of the outstanding $624.5 million 2016 Senior Notes, which was completed on 31 October, 2012;

“Demerger”	the proposed demerger of the Prothena Business from Elan to Prothena to be effected by the transfer by Elan to Prothena of all of the issued shares in Neotope Biosciences in return for Prothena issuing 99.99% of its outstanding shares to Elan Shareholders, including the reorganization transactions preceding the demerger, as more particularly described in the letter from the Chairman of Elan in Part 1 of this document;

“Demerger Agreement”	the demerger agreement dated 8 November, 2012 and entered into between Elan and Prothena, the principal terms of which are summarized in Part 3 of this document;

“Distribution”	the issuance and distribution by Prothena of 99.99% of its outstanding shares to Elan Shareholders as part of the Demerger;

“Distribution Agent”	means Computershare Trust Company, N.A.;

“Distribution Date”	the date that is the same date on which Completion occurs;

“Distribution Ratio”	the number of Prothena Shares which each Elan Shareholder on the Record Date will receive, being one Prothena Share for every 41 Elan Shares;

“Distribution Record Date”	the record date for the Distribution, which will be determined by the Board and which date shall be announced by the Company via a Regulatory Information Service in advance of such date;

“Distribution Shares”	the shares in Prothena issued and allotted pursuant to the Distribution;

“Dublin Time”	the time prevailing in Dublin, Ireland;

“EEA”	European Economic Area comprising the countries of the European Union, Iceland, Liechtenstein and Norway;

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of the Company to be held at 10:00 a.m. on 12 December, 2012 at the Davenport Hotel, 8/10 Merrion Street Lower, Dublin 2, Ireland convened by way of the Notice;

“Elan” or the “Company”	Elan Corporation, plc;

“Elan ADS Holders” or “ADS Holders”	the holders of ADSs from time to time;

“Elan Group”	Elan and its subsidiaries and subsidiary undertakings and where the context so requires, its associated undertakings;

“Elan Ordinary Shares”	ordinary share(s) of €0.05 each in the capital of the Company;

“Elan Share(s)”	Elan Ordinary Shares and Elan ADSs;

“Elan Shareholder(s)” or “Shareholder(s)”	the holders of Elan Share(s) from time to time and including holders of Elan ADS(s) from time to time where the context so requires;

“EU”	means the European Union;

“Existing Issued Share Capital”	means the 593,619,833 Ordinary Shares in Elan in issue as at 9 November, 2012 (being the latest practicable date prior to the publication of this document);

“Form 10”	means the Registration Statement on Form 10, including all amendments or supplements thereto filed with the SEC in connection with the Demerger;

“FDA”	the United States Food and Drug Administration;

“Form of Proxy”	the form of proxy for use by Elan Shareholders in connection with the EGM;

“FSMA”	the Financial Services and Markets Act 2000 of the United Kingdom;

“Half-Yearly Financial Report” or “2012 Half-Yearly Financial Report”	means the published half-yearly financial report and unaudited financial statements of Elan for the six months ended 30 June, 2012;

“IFRS”	International Financial Reporting Standards;

“Incorporator Shares”	1,750 Euro Deferred Shares, with a par value of €22 per share in issue in Prothena following the incorporation of Prothena;

“Information Statement”	the information statement attached as an exhibit to the Form 10 to be filed with the SEC, and a copy of which will be sent to Elan Shareholders as of the Distribution Record Date;

“Ireland”	means the island of Ireland, excluding Northern Ireland, and the word Irish shall be construed accordingly;

“Irish Stock Exchange”	The Irish Stock Exchange Limited;

“ISIN”	means the International Securities Identification Number of Elan, being IE0003072950;

“Listing Rules”	the listing rules of the Irish Stock Exchange;

“Market Abuse Rules”	the Market Abuse Rules issued by the Central Bank of Ireland under section 34 of the Investment Funds, Companies and Miscellaneous Provisions Act, 2005;

“Market Abuse Regulations”	Market Abuse (Directive 2003/6/EC) Regulations 2005;

“Memorandum and Articles of Association”	the memorandum and articles of association of the Company;

“NASDAQ” or “NASDAQ Global Market”	The NASDAQ Global Market;

“Neotope Biosciences”	Neotope Biosciences Limited, a private limited company incorporated in Ireland (registered number 460227) and, prior to completion of the Demerger, a direct wholly owned subsidiary of Elan;

“New York Time”	the time prevailing in New York City, NY, US;

“Notice”	the Notice of Extraordinary General Meeting set out at the end of this document;

“Official List”	the official list of securities maintained by the Irish Stock Exchange;

“Onclave”	Onclave Therapeutics Limited, a private limited company incorporated in Ireland (registered number 485112) and a direct wholly owned subsidiary of Neotope Biosciences;

“Options”	options granted under the Company’s Share Plans;

“Overseas Territory”	countries, territories or jurisdictions outside Ireland, the United Kingdom or the United States;

“PDMRs”	persons discharging managerial responsibility, as defined in Regulation 12 of the Market Abuse Regulations;

“Principal Transaction Documents”	the Demerger Agreement and the Subscription and Registration Rights Agreement;

“Prospectus Regulations”	the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (SI No. 324 of 2005);

“Prospectus Rules”	the Prospectus Rules issued by the Central Bank of Ireland under section 51 of the Investment Funds, Companies and Miscellaneous Provisions Act, 2005;

“Prothena” or “Prothena Corporation”	Prothena Corporation plc, a newly formed public limited company (registered number 518146) incorporated in Ireland and having its registered office at 25-28 North Wall Quay, Dublin 1, Ireland, that was formed to acquire all of the assets and liabilities of the Prothena Business, and which will, after the Demerger, be an independent publicly traded company quoted on NASDAQ;

“Prothena Business”	a substantial portion of the drug discovery platform of Elan, which is being transferred by Elan to Prothena, by way of the Demerger;

“Prothena Cash Contribution”	the cash contribution by Elan into the Prothena Subsidiaries of $99.0 million;

“Prothena Group”	Prothena and its subsidiaries following completion of the Transaction;

“Prothena Shares”	ordinary shares of nominal value $0.01 each in the capital of Prothena;

“Prothena Subsidiaries”	Neotope Biosciences, Onclave and Prothena US;

“Prothena US”	Prothena Biosciences Inc, a US wholly owned subsidiary of Neotope Biosciences;

“Recommendation”	the recommendation of the Board that Shareholders vote in favour of the Resolution;

“Registrar”	Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland;

“Regulatory Information Service”	a regulatory information service authorised by the Irish Stock Exchange to receive, process and disseminate regulated information from listed companies;

“Research and Development Services Agreement”	the research and development agreement to be entered into between Elan and Prothena under which Prothena will provide certain research and development services to Elan following Completion, and the principal terms of which are set out in Part 3 of this document;

“Resolution”	the ordinary resolution set out in the Notice;

“Restructuring”	the intended discontinuation by Elan of its remaining drug discovery business following the Transaction, including the closure of its South San Francisco facility and the associated restructuring by Elan of its operations;

“SEC”	the US Securities and Exchange Commission;

“Separation and Distribution”	collectively the Demerger and the reorganization transactions preceding the Demerger;

“Share Plans”	the Elan share plans, including the 1996 Long Term Incentive Plan, the 1998 Long Term Incentive Plan, the 1999 Stock Option Plan and the 2006 Long Term Incentive Plan;

“Subscription”	the planned subscription by a wholly owned subsidiary of Elan for Prothena Shares representing 18% of the outstanding shares of Prothena (as calculated immediately following the consummation of such Subscription) in return for a cash payment of $26 million under the terms of the Subscription and Registration Rights Agreement entered into between Elan, Elan Science One Limited and Prothena dated 8 November, 2012;

“Subscription and Registration Rights Agreement”

the agreement which provides for the terms on which a wholly owned subsidiary of Elan will subscribe for, and Prothena will issue to a wholly owned subsidiary of Elan, Prothena Shares representing 18% of the outstanding ordinary shares of Prothena (as calculated immediately following the consummation of such Subscription) for a cash payment of $26 million, and the principal terms of which are set out in Part 3 of this document;

“Tax Matters Agreement”	the tax matters agreement to be entered into between Elan and Prothena under which, inter alia, tax liabilities before and after Completion will be computed and apportioned between Elan and Prothena, and the principal terms of which are set out in Part 3 of this document;

“Third Quarter Financial Report”	means the published financial report and unaudited financial statements under U.S. GAAP of Elan for the nine months ended 30 September, 2012 published on 24 October, 2012;

“Transaction” or “Prothena Transaction”	means together the Demerger and the Subscription as described in this document;

“Transfer Agent”	the transfer agent in respect of the Distribution, being Computershare Trust Company N.A.;

“Transitional Services Agreement”	the transitional services agreement to be entered into between Elan and Prothena under which Elan will provide to Prothena, at the direction of Prothena and at arm’s length rates, specified services to help ensure an orderly transition following Completion, and the principal terms of which are set out in Part 3 of this document;

“Transparency Rules”	the Transparency Rules issued by the Central Bank of Ireland under section 22 of the Investment Funds, Companies and Miscellaneous Provisions Act, 2006;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“US” or “United States”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

“US Exchange Act”	the US Securities Exchange Act of 1934, as amended;

“U.S. GAAP”	United States Generally Accepted Accounting Principles; and

“US Securities Act”	the US Securities Act of 1933, as amended.

Notes:

(i)

Unless otherwise stated in this document, all reference to statutes or other forms of legislation shall refer to statutes of legislation of Ireland. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

(ii)

The symbols “€” and “c” refer to euro and euro cent respectively, the lawful currency of Ireland pursuant to the provisions of the Economic and Monetary Union Act 1998. The symbol “$”or “US$” refers to United States dollars.

(iii)	Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neuter gender.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Elan Corporation, plc

(Registered in Ireland under the Companies Acts 1963 to 2012 with registered number 30356)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Meeting”) of Elan Corporation, plc (“Elan” or the “Company”) will be held at 10:00 a.m. on 12 December, 2012 at the Davenport Hotel, 8/10 Merrion Street Lower, Dublin 2, Ireland to consider and, if thought fit, pass the following Ordinary Resolution:

Resolution

“THAT in connection with the Demerger (as described and defined in the circular to Elan shareholders dated 12 November 2012, of which this Notice forms part) (the “Circular”), and conditional on the approval of the Directors, a distribution be and is hereby approved and declared in the amount of the value of the Prothena Business (as defined in the Circular), payable to Elan shareholders on the Company’s share register on the Distribution Record Date (as defined in the Circular) (the “Relevant Shareholders”), such distribution to be satisfied by the allotment and issue by Prothena Corporation plc (“Prothena”) of the Distribution Shares (as defined in the Circular) to the Relevant Shareholders on a pro rata basis, as consideration for the transfer by the Company of the Prothena Business to Prothena; and that the Directors, or a duly authorised committee of the Board, be and are hereby authorised to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the Demerger, with such amendments or revisions thereto as are not of a material nature.”

By order of the Board

WILLIAM F. DANIEL

COMPANY SECRETARY

12 November, 2012

Registered Office:

Elan Corporation, plc,

Treasury Building,

Lower Grand Canal Street,

Dublin 2,

Ireland.

NOTES FOR HOLDERS OF ORDINARY SHARES

1. Total voting rights

At 9 November, 2012, being the latest practicable date prior to the publication of this Notice of EGM, the Company’s issued share capital consisted of 593,619,833 Ordinary Shares. The Ordinary Shares carry one vote each. Therefore, the total number of voting rights of the Company at 9 November, 2012, was 593,619,833.

2. Conditions for participating in the meeting

Every member, irrespective of how many shares they hold, has the right to attend, speak, ask questions and vote at the extraordinary general meeting (EGM). Completion of a form of proxy will not affect your right to attend, speak, ask questions and vote at the EGM in person. The right to participate in the EGM is subject to the registration of the shares on the Voting Record Date (as set out in note 4 below). For the EGM on 12 December, 2012, the Voting Record Date is close of business on 10 December 2012 (or in the case of an adjournment at close of business two days before the time fixed for the adjourned meeting). Changes to entries in the register after that time will be disregarded in determining the right of any person to attend, speak, ask questions and/or vote at the meeting.

If you are a registered shareholder, your shareholder reference number is to be found on your Form of Proxy. You will need to use your shareholder reference number and your PIN number to lodge your vote online via the Registrar’s website.

3. Appointment of proxy

If you cannot attend the EGM in person, you may appoint a proxy (or proxies) to attend, speak, ask questions and vote on your behalf. For this purpose a personalised Form of Proxy is sent to each member. A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company. You may appoint the Chairman of the Company or another individual as your proxy. You may appoint a proxy by completing your Form of Proxy, making sure to sign and date the form at the bottom and return it in the pre-paid envelope provided. Forms of Proxy, to be valid, must reach the Registrars to the Company; Computershare Services (Ireland) Limited, Heron House, Sandyford Industrial Estate, Dublin 18, Ireland not later than 48 hours before the time appointed for the holding of the meeting, being 10:00 am on 10 December, 2012. If you are appointing someone other than the Chairman as your proxy, then you must fill in the details of your representative at the meeting in the box located underneath the wording “I/We hereby appoint the Chairman of the EGM OR the following person” on the Form of Proxy.

Alternatively, you may appoint a proxy electronically, by visiting the website of the Company’s Registrars at www.eproxyappointment.com. You will need your shareholder reference number and your PIN number, which can be found on the lower section of your Form of Proxy.

If you appoint the Chairman or another person as a proxy to vote on your behalf, please make sure to indicate how you wish your votes to be cast by ticking the relevant boxes on your Form of Proxy. If you do not indicate how you wish your proxy to vote (or where additional resolutions or procedural matters are put to the meeting) your proxy may vote or abstain as he or she sees fit. Completing and returning a form of proxy will not preclude you from attending and voting at the meeting should you so wish.

4. Voting Record Date for EGM

The Company, pursuant to Section 134A of the Companies Act, 1963, specifies that only those shareholders registered in the register of members of the Company as at close of business on 10 December 2012 (or in the case of an adjournment at close of business two days before the time fixed for the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their names at the time. Changes in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.

5. How to exercise your voting rights

As a shareholder, you have several ways to exercise your right to vote:

5.1	By attending the EGM in person;
5.2	By appointing the Chairman or another person as a proxy to vote on your behalf;
5.3	By appointing a proxy via the CREST System if you hold your shares in CREST.

In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members.

6. Tabling draft resolutions

If you or a group of members hold at least 3% of the issued share capital, representing at least 3% of the total voting rights, of the Company, you or the group of members acting together have the right to table a draft resolution for inclusion in the agenda of the EGM subject to any contrary provision in company law.

In order to exercise this right, the text of the draft resolution and evidence of your identity and shareholding must be received by post by the Company Secretary at Elan Corporation, plc, Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland or by email to GeneralMeeting@Elan.com within sufficient time so that it may be dispatched by the Company within the minimum notice period required for the resolution by the Companies Acts unless expressly provided otherwise in the Company’s Articles of Association. A resolution cannot be included in the EGM agenda unless the above requirements are complied with and it is received at either of these addresses by this deadline. Furthermore, members are reminded that there are provisions in company law which impose other conditions on the right of members to propose resolutions at the general meeting of a company.

7. Members’ right to ask questions

Members have a right to ask questions related to items on the EGM agenda and to have such questions answered by the Company subject to any reasonable measures the Company may take to ensure the identification of members. An answer is not required where: (i) to give an answer would interfere unduly with the preparation for the meeting or the confidentiality and business interests of the Company, (ii) the answer has already been given on the Company’s internet site in a question and answer forum, or (iii) it appears to the Chairman of the meeting that it is undesirable in the interests of good order of the meeting that the question be answered.

8. How to request/ inspect documentation relating to the meeting

The Circular and notice of the extraordinary general meeting were issued on 12 November, 2012 and are also available on the Company’s website, www.elan.com.

Should you wish to be sent copies of documents relating to the meeting, you may request this by telephoning the Company’s Registrars on +353 1 4475107 or by writing to the Company Secretary at the address set out above.

The Memorandum and Articles of Association of the Company may be inspected during business hours on any normal working day at the registered office of the Company, Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, up to and including the date of the EGM and at the EGM itself.